    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2015
                                                   REGISTRATION NOS. 333-
                                                                      811-03240

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

                               -----------------

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                        Pre-Effective Amendment No.         [_]
                       Post Effective Amendment No.         [_]
                                    and/or
                            REGISTRATION STATEMENT
                                     UNDER
                      THE INVESTMENT COMPANY ACT OF 1940
                                  Amendment No.             [_]

                               -----------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT A
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                (713) 831-3150
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                              MARK MATTHES, ESQ.
                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                   2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in Separate Account A of The Variable Annuity Life Insurance Company Separate Account A under variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

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THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
SEPARATE ACCOUNT A
UNITS OF INTEREST UNDER GROUP
FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
PORTFOLIO DIRECTOR(R) PLUS
FOR SERIES 2                                                             [date]

PROSPECTUS

The Variable Annuity Life Insurance Company ("VALIC") offers certain series of Portfolio Director Plus (referred to as "Portfolio Director" in this prospectus), comprising unallocated group fixed and variable deferred annuity contracts for Participants in certain employer-sponsored qualified retirement plans (the "Contracts").

The Contracts permit Participants to invest in and receive retirement benefits in one Fixed Account Option and/or an array of Variable Account Options described in this prospectus. The Contract Owner decides which Variable Account Options are available under the Contract for Participant allocations.

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This prospectus provides information employers and Participants should know before investing in the Contracts and will help each make decisions for selecting various investment options and benefits. Please read and retain this prospectus for future reference.

A Statement of Additional Information, dated [insert date], contains additional information about the Contracts and is part of this prospectus. For a free copy call 1-800-448-2542. The table of contents for the Statement of Additional Information ("SAI") is shown at the end of this prospectus. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE CONTRACT OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ACCOUNT OPTIONS
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VALIC COMPANY I FUNDS               VALIC COMPANY II FUNDS              PUBLIC FUNDS
Asset Allocation Fund               Aggressive Growth Lifestyle Fund    American Beacon Holland Large Cap Growth Fund
Blue Chip Growth Fund               Capital Appreciation Fund           Ariel Appreciation Fund
Broad Cap Value Income Fund         Conservative Growth Lifestyle Fund  Ariel Fund
Capital Conservation Fund           Core Bond Fund                      Invesco Balanced-Risk Commodity Strategy Fund
Core Equity Fund                    High Yield Bond Fund                T. Rowe Price Retirement 2015 Fund
Dividend Value Fund                 International Opportunities Fund    T. Rowe Price Retirement 2020 Fund
Dynamic Allocation Fund             Large Cap Value Fund                T. Rowe Price Retirement 2025 Fund
Emerging Economies Fund             Mid Cap Growth Fund                 T. Rowe Price Retirement 2030 Fund
Foreign Value Fund                  Mid Cap Value Fund                  T. Rowe Price Retirement 2035 Fund
Global Real Estate Fund             Moderate Growth Lifestyle Fund      T. Rowe Price Retirement 2040 Fund
Global Social Awareness Fund        Money Market II Fund                T. Rowe Price Retirement 2045 Fund
Global Strategy Fund                Small Cap Growth Fund               T. Rowe Price Retirement 2050 Fund
Government Securities Fund          Small Cap Value Fund                T. Rowe Price Retirement 2055 Fund
Growth Fund                         Socially Responsible Fund           T. Rowe Price Retirement 2060 Fund
Growth & Income Fund                Strategic Bond Fund                 Vanguard Lifestrategy Conservative Growth Fund
Health Sciences Fund                                                    Vanguard Lifestrategy Growth Fund
Inflation Protected Fund                                                Vanguard Lifestrategy Moderate Growth Fund
International Equities Index Fund                                       Vanguard Long-Term Investment-Grade Fund
International Government Bond Fund                                      Vanguard Long-Term Treasury Fund
International Growth Fund                                               Vanguard Wellington Fund
Large Cap Core Fund                                                     Vanguard Windsor II Fund
Large Capital Growth Fund
Mid Cap Index Fund
Mid Cap Strategic Growth Fund
Money Market I Fund
Nasdaq-100(R) Index Fund
Science & Technology Fund
Small Cap Aggressive Growth Fund
Small Cap Fund
Small Cap Index Fund
Small Cap Special Values Fund
Small-Mid Growth Fund
Stock Index Fund
Value Fund

TABLE OF CONTENTS
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                                                             PAGE
                                                             ----

GLOSSARY OF TERMS...........................................   3

FEE TABLES..................................................   4

HIGHLIGHTS..................................................   6

GENERAL INFORMATION.........................................   7
   About the Contracts......................................   7
   About VALIC..............................................   7
   About VALIC Separate Account A...........................   8
   Units of Interest........................................   8
   Distribution of the Contracts............................   8
   Recordkeeping for the Contract...........................   8

FIXED AND VARIABLE ACCOUNT OPTIONS..........................   9
   Fixed Account Option.....................................   9
   Variable Account Options.................................   9

PURCHASE PERIOD.............................................  13
   Account Establishment....................................  13
   When a Participant Account Will Be Credited..............  13
   Purchase Units...........................................  13
   Calculation of Value for Fixed Account Options...........  13
   Calculation of Value for Variable Account Options........  14
   Stopping Purchase Payments...............................  14

TRANSFERS BETWEEN INVESTMENT OPTIONS........................  14
   During the Purchase Period -- Policy Against Market
     Timing and Frequent Transfers..........................  14
   Communicating Transfer or Reallocation Instructions......  15
   Effective Date of Transfer...............................  16
   Transfers During the Payout Period.......................  16

FEES AND CHARGES............................................  16
   Premium Tax Charge.......................................  16
   Market Value Adjustment ("MVA")..........................  16
   Other Charges............................................  16

PAYOUT PERIOD...............................................  17
   Fixed Payout.............................................  17
   Assumed Investment Rate..................................  17
   Variable Payout..........................................  17
   Combination Fixed and Variable Payout....................  17
   Partial Annuitization....................................  17
   Payout Date..............................................  17
   Payout Options...........................................  18
   Payout Information.......................................  18

SURRENDER OF ACCOUNT VALUE..................................  19
   When Surrenders Are Allowed..............................  19
   Surrender Process........................................  19
   Surrender Restrictions...................................  19
   Partial Surrenders.......................................  20
   Systematic Withdrawals...................................  20
   Distributions Required by Federal Tax Law................  20
   Withdrawals from Fixed Account Option....................  20

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DEATH BENEFITS..................................................  20
   The Process..................................................  21
   Beneficiary Information......................................  21
       Spousal Beneficiaries....................................  21
       Beneficiaries Other Than Spouses.........................  21
   During the Purchase Period...................................  21
   During the Payout Period.....................................  21

OTHER CONTRACT FEATURES.........................................  22
   Changes That May Not Be Made.................................  22
   Change of Beneficiary........................................  22
   We Reserve Certain Rights....................................  22
   Relationship to Employer's Plan..............................  22

VOTING RIGHTS...................................................  22
   Who May Give Voting Instructions.............................  22
   Determination of Fund Shares Attributable to Your Account....  23
       During the Purchase Period...............................  23
       During the Payout Period or after a Death Benefit
         Has Been Paid..........................................  23
   How Fund Shares Are Voted....................................  23

FEDERAL TAX MATTERS.............................................  23
   Types of Plans...............................................  23
   Tax Consequences in General..................................  23

LEGAL PROCEEDINGS...............................................  25

FINANCIAL STATEMENTS............................................  26

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION........  26

APPENDIX A -- SELECTED PURCHASE UNIT DATA....................... A-1

GLOSSARY OF TERMS
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Unless otherwise specified in this prospectus, the words "we," "us," "our," "Company," and "VALIC" mean The Variable Annuity Life Insurance Company and the words "you" and "your" mean the Contract Owner.

Other specific terms we use in this prospectus are:

ACCOUNT VALUE -- the total value of the Fixed Account Option and/or Variable Account Option Purchase Units that have not yet been applied to Participant Payout Payments.

ANNUITANT -- the individual (in most cases, the Participant) to whom Payout Payments will be paid.

ANNUITY SERVICE CENTER -- VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105.

ASSUMED INVESTMENT RATE -- The rate used to determine the first monthly payout payment per thousand dollars of account balance allocated to the Participant's Variable Account Option.

BENEFICIARY -- the individual designated to receive the Participant's account balance during the Purchase Period, or to receive Payout Payments if any, upon the death of the Participant.

BUSINESS DAY -- any weekday that the New York Stock Exchange ("NYSE") is open for trading. Normally, the NYSE is open Monday through Friday through 4:00 p.m. Eastern time ("Market Close"). On holidays or other days when the NYSE is closed, such as Good Friday, the Company is not open for business.

CODE -- the Internal Revenue Code of 1986, as amended.

CONTRACT OWNER -- The party named on the group annuity contract (for example, an employer, a retirement plan trust or other entity allowed by law).

DIVISION -- the portion of the Separate Account invested in a particular Mutual Fund. Each Division is a subaccount of VALIC Separate Account A.

FIXED ACCOUNT OPTION -- an account that is guaranteed to earn at least a minimum rate of interest while invested in VALIC's general account.

HOME OFFICE -- located at 2929 Allen Parkway, Houston, Texas 77019.

MUTUAL FUND OR FUND -- the investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A.

PARTICIPANT -- an employee or other person affiliated with the Contract Owner on whose behalf Payout Payments are to be made. Participant references imparting one gender shall mean either gender. For example, "his" shall mean "his or her" for convenience in this prospectus.

PARTICIPANT YEAR -- a 12 month period starting with the date that the Payout Period begins and each anniversary of that date.

PAYOUT PAYMENTS -- annuity payments withdrawn in a steady stream during the Payout Period.

PAYOUT PERIOD -- the period beginning when a Participant begins to receive Payout Payments under an annuity certificate distributed from the Contract and, if applicable, the employer's plan. This also may be called the "Annuity Period."

PAYOUT UNIT -- a measuring unit used to calculate Payout Payments from a Participant's Variable Account Option. Payout Units measure value, which is calculated just like the Purchase Unit value for each Variable Account Option except that the initial Payout Unit includes a factor for the Assumed Investment Rate selected. Payout Unit values will vary with the investment experience of the VALIC Separate Account A Division.

PROOF OF DEATH -- a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC.

PURCHASE PAYMENTS -- an amount of money the Participant or employer pays to VALIC to receive the benefits of a Contract.

PURCHASE PERIOD -- the period beginning with the first Purchase Payment under the Contract. The Purchase Period ends when the Account Value is reduced to zero, whether through the selection of Payout Payments or the surrender of the Contract by the Contract owner, or a combination of both. This may also be referred to as the "Accumulation Period."

PURCHASE UNIT -- a unit of interest in a Variable Account Option.

SYSTEMATIC WITHDRAWALS -- payments withdrawn on a regular basis during the Purchase Period.

VALIC SEPARATE ACCOUNT A OR SEPARATE ACCOUNT -- a segregated asset account established by VALIC under the Texas Insurance Code. The purpose of the VALIC Separate Account A is to receive and invest your Purchase Payments and Account Value in the Variable Account Option, if selected.

VARIABLE ACCOUNT OPTION -- investment options that correspond to Separate Account Divisions available under the Contracts.

FEE TABLES
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 THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU MAY PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT THE CONTRACT OWNER OR PARTICIPANT WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.

 CONTRACT OWNER/PARTICIPANT TRANSACTION EXPENSES

Surrender Charge                                                 None
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Maximum Loan Application Fee (per loan)                          $75
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State Premium Taxes (as a percentage of the amount annuitized)  0-3.5%
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 THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT THE CONTRACT OWNER OR PARTICIPANT WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE VARIABLE ACCOUNT OPTION FEES AND EXPENSES.

 SEPARATE ACCOUNT CHARGES

Variable Account Option Maintenance Charge                                            None
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Mortality and Expense Risk Separate Account Charges for each Variable Account Option
(as a percentage of assets invested):                                                 0.00%
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 UNDERLYING MUTUAL FUND EXPENSES

 THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE MUTUAL FUNDS THAT THE CONTRACT OWNER OR PARTICIPANT MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH MUTUAL FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH MUTUAL FUND.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES                                               MINIMUM MAXIMUM
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(Expenses that are deducted from the assets of a Mutual Fund, including management fees,
distribution and/or service (12b-1) fees, and other expenses)                              0.15%  1.31%(1)
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 FOOTNOTES TO THE FEE TABLES

 (1) The Mutual Fund with the highest operating expenses is the VC II Small Cap Growth Fund. The Fund's adviser has contractually agreed to reduce and/or reimburse certain expenses through December 31, 2015, to the extent that the Fund's Total Annual Fund Operating Expenses exceed 1.16%. The contractual expense arrangement can be changed by approval of a majority of the Fund's Board of Trustees. See the Fund prospectus for additional information regarding the contractual expense limitation.

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EXAMPLES

These examples are intended to help Contract Owners or Participants compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner/Participant transaction expenses, Contract fees, and the Variable Account Option fees and expenses. Each example assumes that you invest a single Purchase Payment of $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Neither example includes the effect of premium taxes upon annuitization, which, if reflected, would result in higher costs. Your actual costs may be higher or lower than the examples below.

The first set of examples assumes the MAXIMUM fees and expenses, including investment in a Variable Account Option with the highest total expenses (1.31%).

(1) If you surrender your Contract at the end of the applicable time period:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $133   $415    $719    $1,584

(2) If you annuitize your Contract or you do NOT surrender your Contract:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $133   $415    $719    $1,584

The second set of examples assumes the MINIMUM fees and expenses, including investment in a Variable Account Option with the lowest total expenses (0.15%).

(1) If you surrender your Contract at the end of the applicable time period:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $15     $48     $85     $193

(2) If you annuitize your Contract or you do NOT surrender your Contract:

                        1 YEAR 3 YEARS 5 YEARS 10 YEARS
                        ------ ------- ------- --------
                         $15     $48     $85     $193

Note: These examples should not be considered representative of past or future expenses for any Variable Account Option or for any Mutual Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

FOR PURCHASE UNIT DATA FOR EACH OF THE VARIABLE ACCOUNT OPTIONS OFFERED BY THIS PROSPECTUS, WHICH INCLUDES ANNUAL BEGINNING AND ENDING UNIT VALUES AND THE NUMBER OF UNITS OUTSTANDING AT THE END OF EACH PERIOD, SEE "APPENDIX A -- SELECTED PURCHASE UNIT DATA."

HIGHLIGHTS
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The Portfolio Director Fixed and Variable Annuity is an unallocated Contract offering Participants an array of investment options. The number of investment options and which investment options are available under the Contract is determined by the Contract Owner. The Contract is designed to help Participants invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a Contract. Purchase Payments may be invested in a variety of variable and fixed account options. During the Purchase Period, the Contract Owner and/or Participant invests money in the Contract. The Payout Period begins when the Participant starts receiving income payments from the annuity to provide for his retirement.

PURCHASE REQUIREMENTS: Purchase Payments may be made at any time and in any amount, subject to plan, VALIC, or Code limitations. The maximum single payment that may be applied to any account without prior Home Office approval is $1,000,000. FOR MORE INFORMATION ON PURCHASE PAYMENTS, REFER TO THE "PURCHASE PERIOD."

EXPENSES: There are fees and charges associated with the Contract. SEE "FEE TABLES" AND "FEES AND CHARGES."

FEDERAL TAX INFORMATION: Although deferred annuity contracts can be purchased with after-tax dollars, they are primarily used in connection with retirement programs that already receive favorable tax treatment under federal law.

Annuities, custodial accounts and trusts used to fund tax-qualified retirement plans and programs (such as those established under Code sections 403(b) or 401(k) and Individual Retirement Annuities ("IRAs")) generally defer payment on taxes and earnings until withdrawal. If you are considering an annuity to fund a tax-qualified plan or program, you should know that an annuity generally does not provide additional tax deferral beyond the tax-qualified plan or program itself. Annuities, however, may provide other important features and benefits such as the income payout option, which means that the Participant can choose to receive periodic payments for the rest of his life or for a certain number of years. Before purchasing a deferred annuity for use in a qualified retirement plan or program, you should seek tax advice from your own tax advisor. FOR A MORE DETAILED DISCUSSION OF THESE INCOME TAX PROVISIONS, SEE "FEDERAL TAX MATTERS."

SURRENDER CHARGES: There are no surrender or withdrawal charges under the Contract.

Withdrawals are always subject to the plan provisions and federal tax restrictions, which, for plans other than section
457(b) plans, generally include a tax penalty on withdrawals made prior to age 59 1/2, unless an exception applies.

ACCESS TO YOUR MONEY: Participants may withdraw money from their unallocated interest in the Contract during the Purchase Period. A Participant will pay income taxes on earnings and untaxed contributions when he withdraws them. Payments received during the Payout Period are considered partly a return of the original investment. A federal tax penalty may apply if the withdrawals are taken before age 59 1/2. As noted above, a withdrawal charge may apply. SEE "SURRENDER OF ACCOUNT VALUE" AND "FEDERAL TAX MATTERS."

LOANS: Portfolio Director offers a tax-free loan provision for tax-qualified contracts, which gives a Participant access to his unallocated interest in the Contract in the Fixed Account Option (subject to a minimum loan amount of $1,000). The availability of loans is subject to federal and state government regulations, as well as the employer's plan provisions and VALIC policy. Generally, a Participant may take one loan per account. VALIC reserves the right to change this limit. A loan application fee may be charged if permitted under state law. Keep in mind that tax laws restrict withdrawals prior to age 59 1/2 and a tax penalty may apply (including on a loan that is not repaid).

TRANSFERS: There is no charge to transfer the money among Portfolio Director's investment options. A Participant may, through a recordkeeper designated or authorized by the Contract Owner, transfer his unallocated interest in the Account Value between Variable Account Options at any time during the Purchase Period, subject to certain rules.

In certain cases, if a Participant desires to transfer some or all of his unallocated interest in the Fixed Account Option to another investment option, there may be restrictions and the transferred amount may be required to remain in the receiving option for at least 90 days. SEE "FEES AND CHARGES."

Once a Participant begins receiving Payout Payments under a distributed annuity certificate, he may still transfer allocations among Variable Account Options once each Participant Year.

Transfers can be made by calling VALIC's toll-free transfer service at 1-800-448-2542. FOR MORE INFORMATION ON ACCOUNT TRANSFERS, SEE "TRANSFERS BETWEEN INVESTMENT OPTIONS."

INCOME OPTIONS: When a Participant is ready to begin taking income, he can choose to receive income payments on a variable basis, fixed basis, or a combination of both. A Participant may also choose from five different income options, including an option for income that you cannot outlive. SEE "PAYOUT PERIOD."

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DEATH BENEFITS: Portfolio Director will pay death benefits during either the Purchase Period or the Payout Period. If death occurs during the Purchase Period, Portfolio Director provides for payment of the Participant's unallocated interest in the Account Value. If death occurs during the Payout Period, the Participant's Beneficiary may receive a death benefit depending on the payout option selected. SEE "DEATH BENEFITS."

INQUIRIES: If a Participant or you have questions about your account or the Contract, call your financial advisor or contact us at 1-800-448-2542.

 PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF
                                  INVESTING.

GENERAL INFORMATION
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ABOUT THE CONTRACTS

The Contracts were developed to help the Contract Owner or the Participants to save money for retirement. A group Contract is a Contract that is purchased by an employer for a retirement plan. The employer and the plan documents will determine how contributions may be made to the Contracts. For example, the employer and plan documents may allow contributions to come from different sources, such as payroll deductions or money transfers. The amount, number, and frequency of Purchase Payments may also be determined by the retirement plan for which the Contract was purchased. Likewise, the employer's plan may have limitations on partial or total withdrawals (surrenders), the start of annuity payments, and the type of annuity payout options you select.

The Contract is unallocated, which means that VALIC will not maintain separate Participant account records and will not issue a separate contract or certificate to the Participant. However, the Participant's unallocated interest in the Contract, as reflected in records maintained by or on behalf of the plan sponsor, is subject to all of the applicable restrictions under the Code, and to plan limitations that may be more restrictive than the Code restrictions. Most Participant rights described in this prospectus may be exercised by contacting the plan's administrator or another plan representative, rather than contacting VALIC directly. This helps ensure compliance with the employer's plan.

The Contracts offer a combination of fixed and variable investment options that a Participant may choose to invest in to help reach retirement savings goals. Each Participant should consider his personal risk tolerances and his retirement plan in choosing investment options.

The retirement savings process with the Contracts will involve two stages: the accumulation Purchase Period, and the annuity Payout Period. The accumulation period is when contributions, called "Purchase Payments," are made into the Contracts. The Payout Period begins when a Participant begins to receive Payout Payments under an annuity certificate distributed from the Contract. A Participant can select from an array of payout options including both fixed and variable payments. For certain types of retirement plans, such as 403(b) plans, there may be statutory restrictions on withdrawals as disclosed in the plan documents. Refer to the plan document for guidance and any rules or restrictions regarding the accumulation or annuitization periods. FOR MORE INFORMATION, SEE "PURCHASE PERIOD" AND "PAYOUT PERIOD."

ABOUT VALIC

We were originally organized on December 21, 1955 as The Variable Annuity Life Insurance Company of America Incorporated, located in Washington, D.C. We reorganized in the State of Texas on August 20, 1968, as Variable Annuity Life Insurance Company of Texas. On November 5, 1968, the name was changed to The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts, like Portfolio Director. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have regional offices throughout the United States.

On August 29, 2001, SunAmerica Financial Group, Inc., formerly American General Corporation ("SAFG"), a holding company and VALIC's indirect parent company, was acquired by American International Group, Inc., a Delaware corporation ("AIG"). As a result, VALIC is an indirect, wholly-owned subsidiary of AIG. AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

More information about AIG may be found in the regulatory filings AIG files from time to time with the SEC at www.sec.gov.

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ABOUT VALIC SEPARATE ACCOUNT A

When money is directed to the Contract's Variable Account Options, you will be sending that money through VALIC Separate Account A. Neither the Participant nor you invest directly in the Mutual Funds made available in the Contract. VALIC Separate Account A invests in the Mutual Funds on behalf of a Participant's account. VALIC acts as self custodian for the Mutual Fund shares owned through the Separate Account. VALIC Separate Account A is made up of what we call "Divisions." Each Division invests in a different Mutual Fund made available through the Contract. For example, Division Ten represents and invests in the VALIC Company I Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC
Separate Account A.

VALIC established Separate Account A on July 25, 1979 under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended, (the "1940 Act"). Units of interest in VALIC Separate Account A are registered as securities under The Securities Act of 1933, as amended (the "1933 Act").

VALIC Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, VALIC Separate Account A may not be charged with the liabilities of any other Company operation. As stated in the Contract, the Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to the Contract be held exclusively for the benefit of the Contract Owner, Participants, annuitants, and beneficiaries of the Contracts. The commitments under the Contracts are VALIC's, and AIG and SAFG have no legal obligation to back these commitments.

UNITS OF INTEREST

Investment in a Division of VALIC Separate Account A is represented by units of interest issued by VALIC Separate Account A. On a daily basis, the units of interest issued by VALIC Separate Account A are revalued to reflect that day's performance of the underlying Mutual Fund minus any applicable fees and charges to VALIC Separate Account A.

DISTRIBUTION OF THE CONTRACTS

The principal underwriter and distributor for VALIC Separate Account A is AIG Capital Services, Inc. ("ACS" or "Distributor"). ACS, an affiliate of the Company, is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4922. FOR MORE INFORMATION ABOUT THE DISTRIBUTOR, SEE "DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS" IN THE SAI.

The Contracts are sold by licensed insurance agents who are registered representatives of broker-dealers, which are members of the Financial Industry Regulatory Authority, unless such broker-dealers are exempt from the broker-dealer registration requirements of the Securities Exchange Act of 1934, as amended. VALIC receives payments from some Fund companies for exhibitor booths at meetings and to assist with the education and training of VALIC financial advisors.

VALIC sometimes retains and compensates business consultants to assist VALIC in marketing group employee benefit services to employers. VALIC business consultants are not associated persons of VALIC and are not authorized to sell or market securities or insurance products to employers or to group plan participants. The fees paid to such business consultants are part of VALIC's general overhead and are not charged back to employers, group employee benefit plans or plan participants.

VALIC financial advisors who sell the Contracts will be compensated for such sales by commissions ranging up to 2.8% of each first-year Purchase Payment. The financial advisors will receive commissions of up to 0.70% for level Purchase Payments in subsequent years and up to 2.8% on increases in the amount of Purchase Payments in the year of the increase and may also receive asset based compensation. During the first two years of employment, financial advisors may also receive developmental commissions of up to 4% for each first-year Purchase Payment and for increases in the amount of Purchase Payments.

Independent broker-dealers who sell the Contracts will be compensated for such sales by commissions ranging up to 1.6% of each Purchase Payment and may also receive an annual trail (a reduced commission paid after the initial purchase).

In addition, the Company and the Distributor may enter into marketing and/or sales agreements with certain broker-dealers regarding the promotion and marketing of the Contracts. The sales commissions and any marketing arrangements as described are paid by the Company and are not deducted from Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the Contract. SEE ALSO THE "FEES AND CHARGES" SECTION IN THIS PROSPECTUS.

RECORDKEEPING FOR THE CONTRACTS

For certain plans, VALIC provides group and participant recordkeeping and administration services for the Contracts, including account servicing and statements. VALIC's Home

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Office is located at 2929 Allen Parkway, Houston, Texas 77019. Other plans are not administered by VALIC, and you should contact your employer/plan sponsor for information as to the plan administration and recordkeeping services provider.

FIXED AND VARIABLE ACCOUNT OPTIONS
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The Contracts offer a choice from among several Variable Account Options and one Fixed Account Option. Depending on the selection made by the employer's plan, if applicable, there may be limitations on which and how many investment options Participants may allocate Purchase Payments to at any one time. All options listed (except where noted) are available, generally, for 401(a), 403(a), 401(k), and 403(b) plans and 457(b) eligible deferred compensation plans.

This prospectus describes a Contract in which units of interest in VALIC's Separate Account A are offered. Portfolio Director will allow Participants to accumulate retirement dollars in the Fixed Account Option and/or Variable Account Options. Variable Account Options are referred to as Divisions (subaccounts) in VALIC Separate Account A. Each Separate Account Division represents our investment in a different mutual fund. This prospectus describes only the variable aspects of Portfolio Director except where the Fixed Account Option is specifically mentioned.

FIXED ACCOUNT OPTION

This Contract features one guaranteed fixed option that is a part of the general account assets of the Company. These assets are invested in accordance with applicable state regulations to provide fixed-rate earnings and guarantee safety of principal. The guarantees are backed by the claims-paying ability of the Company, and not the Separate Account. The Fixed Account Option is not subject to regulation under the 1940 Act and is not required to be registered under the 1933 Act. As a result, the SEC has not reviewed data in this prospectus that relates to the Fixed Account Option. However, federal securities law does require such data to be accurate and complete.

The Fixed Account Option provides fixed-return investment growth for the long-term. It is credited with interest at rates set by VALIC. The account is guaranteed to earn at least a minimum rate of interest as shown in your Contract. Purchase Payments allocated to the Fixed Account Option will receive a current rate of interest. There are limitations on transfers out of this option. SEE "TRANSFERS BETWEEN INVESTMENT OPTIONS."

VARIABLE ACCOUNT OPTIONS

The Contracts enables Participants to participate in Divisions that represent the Variable Account Options shown below. These Divisions comprise all of the Variable Account Options that are made available through VALIC Separate Account
A. According to the employer's retirement program, a Participant may not be able to invest in all of the Variable Account Options described in this prospectus. A Participant may be subject to further limits on how many options may be invested in at any one time.

Several of the Variable Account Options offered through VALIC's Separate Account A are also available to the general public (retail investors) outside of annuity contracts, life insurance contracts, or certain employer-sponsored retirement plans. These funds are listed in the front of the prospectus as "Public Funds." If the Contract is issued under a deferred compensation plan (other than an eligible governmental 457(b) plan), those Variable Account Options that are invested in Public Funds will not be available within your Contract, due to Code requirements concerning investor control. Therefore, ineligible deferred compensation 457(f) plans and private sector top-hat plans may invest only in Divisions investing in VALIC Company I and II Funds.

The Variable Account Options shown below are grouped by asset class (e.g., domestic large-cap equity, small-cap equity, fixed income, and others). We also identify each Fund's investment adviser and, if applicable, investment sub-adviser. SEE THE SEPARATE FUND PROSPECTUSES FOR MORE DETAILED INFORMATION ON EACH FUND'S MANAGEMENT FEES AND TOTAL EXPENSES, INVESTMENT OBJECTIVE, STRATEGIES AND RISKS, AS WELL AS A HISTORY OF ANY CHANGES TO A FUND'S INVESTMENT ADVISER OR SUB-ADVISER. YOU SHOULD READ THE PROSPECTUSES CAREFULLY BEFORE INVESTING. ADDITIONAL COPIES ARE AVAILABLE FROM VALIC AT 1-800-448-2542 OR ONLINE AT WWW.VALIC.COM.

Refer to the employer's retirement program documents for a list of the employer-selected Variable Account Options and any limitations on the number of Variable Account Options Participant's may choose. All Funds may not be available for all plans or Contracts.

Shares of certain of the Mutual Funds are also sold to separate accounts of other insurance companies that may or may not be affiliated with us. This is known as "shared funding." These Mutual Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding, such as potential conflicts of interest due to

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differences in tax treatment and other considerations, including the interests of different pools of investors. These risks may be discussed in each Mutual Fund's prospectus.

Investors seeking to achieve long term retirement security generally are encouraged to give careful consideration to the benefits of a well balanced and diversified investment portfolio. As just one example, investing one's total retirement savings in a limited number of investment options may cause that individual's retirement savings to not be adequately diversified. Spreading those assets among different types of investments can help an investor achieve a favorable rate of return in changing market or economic conditions that may cause one category of assets or particular security to perform very well while causing another category of assets or security to perform poorly. Of course, diversification is not a guarantee of gains or against losses. However, it can be an effective strategy to help manage investment risk. The United States Department of Labor provides information about the importance of diversification online at www.dol.gov/ebsa/investing.html.

SunAmerica Asset Management, LLC ("SunAmerica") is affiliated with the adviser, VALIC, due to common ownership.

VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER     VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER
------------------------    -------------------     ------------------------    -------------------

DOMESTIC LARGE-CAP EQUITY ASSET CLASS

 American Beacon Holland  Adviser: American Beacon   Large Cap Core Fund      Adviser: VALIC
   Large Cap Growth Fund   Advisers, Inc.                                     Sub-Adviser: Columbia
                          Sub-Adviser: Holland                                 Management Investment
                           Capital Management LLC                              Advisors, LLC

 Blue Chip Growth Fund    Adviser: VALIC             Large Capital Growth     Adviser: VALIC
                          Sub-Adviser: T. Rowe         Fund                   Sub-Adviser:
                           Price Associates, Inc.                              Massachusetts Financial
                           ("T. Rowe Price")                                   Services Company ("MFS")

 Broad Cap Value Income   Adviser: VALIC             Large Cap Value Fund     Adviser: VALIC
   Fund                   Sub-Adviser: Barrow,                                Sub-Advisers: Boston
                           Hanley, Mewhinney &                                 Company and Janus
                           Strauss, LLC ("Barrow                               Capital Management, LLC
                           Hanley")

 Capital Appreciation     Adviser: VALIC             Nasdaq-100(R) Index Fund Adviser: VALIC
   Fund                   Sub-Adviser: The Boston                             Sub-Adviser: SunAmerica
                           Company Asset
                           Management, LLC
                           ("Boston Company")

 Core Equity Fund         Adviser: VALIC             Socially Responsible     Adviser: VALIC
                          Sub-Adviser: BlackRock       Fund                   Sub-Adviser: SunAmerica
                           Investment Management,    Stock Index Fund         Adviser: VALIC
                           LLC ("BlackRock")                                  Sub-Adviser: SunAmerica

 Dividend Value Fund      Adviser: VALIC             Value Fund               Adviser: VALIC
                          Sub-Advisers: BlackRock                             Sub-Adviser: Wellington
                           and SunAmerica                                      Management Company, LLP
                                                                               ("Wellington
                                                                               Management")

 Growth & Income Fund     Adviser: VALIC             Vanguard Windsor II Fund Advisers: Barrow Hanley;
 Growth Fund              Sub-Adviser: J.P. Morgan                             Hotchkis and Wiley
                           Investment Management                               Capital Management,
                           Inc. ("JPMIM")                                      LLC; Lazard Asset
                          Adviser: VALIC                                       Management LLC; Sanders
                          Sub-Adviser: American                                Capital, LLC; and The
                           Century Investment                                  Vanguard Group, Inc.
                           Management, Inc.                                    ("Vanguard")
                           ("American Century")

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VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER     VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER
------------------------    -------------------     ------------------------    -------------------

DOMESTIC MID-CAP EQUITY ASSET CLASS

 Ariel Appreciation Fund  Adviser: Ariel             Mid Cap Strategic        Adviser: VALIC
                           Investments, LLC            Growth Fund            Sub-Advisers: Morgan
                                                                               Stanley Investment
 Mid Cap Growth Fund      Adviser: VALIC                                       Management, Inc. and
                          Sub-Adviser: Wells                                   Allianz Global
                           Capital Management                                  Investors U.S., LLC
                           Incorporated ("Wells                                ("Allianz")
                           Capital")

 Mid Cap Index Fund       Adviser: VALIC             Mid Cap Value Fund       Adviser: VALIC
                          Sub-Adviser: SunAmerica                             Sub-Advisers: Robeco
                                                                               Investment Management,
                                                                               Inc., and Wellington
                                                                               Management

DOMESTIC SMALL-CAP EQUITY ASSET CLASS

 Ariel Fund               Adviser: Ariel             Small Cap Special        Adviser: VALIC
                           Investments, LLC            Values Fund            Sub-Advisers: Dreman
                                                                               Value Management, LLC
 Small Cap Aggressive     Adviser: VALIC                                       and Wells Capital
   Growth Fund            Sub-Adviser: RS
                           Investment Management
                           Co. LLC

 Small Cap Fund           Adviser: VALIC             Small-Mid Growth Fund    Adviser: VALIC
                          Sub-Advisers: Invesco                               Sub-Adviser: Goldman
                           Advisers, Inc.                                      Sachs Asset Management,
                           ("Invesco"), T. Rowe                                LP ("Goldman Sachs")
                           Price and Bridgeway
                           Capital Management, LLC

 Small Cap Growth Fund    Adviser: VALIC             Small Cap Value Fund     Adviser: VALIC
                          Sub-Adviser: JPMIM                                  Sub-Advisers: JPMIM and
                                                                               Metropolitan West
 Small Cap Index Fund     Adviser: VALIC                                       Capital Management, LLC
                          Sub-Adviser: SunAmerica

GLOBAL EQUITY ASSET CLASS (INTERNATIONAL AND DOMESTIC)

 Global Social Awareness  Adviser: VALIC             Global Strategy Fund     Adviser: VALIC
   Fund                   Sub-Adviser: SunAmerica                             Sub-Advisers: Franklin
                                                                               Advisers, Inc. and
                                                                               Templeton Investment
                                                                               Counsel, LLC

INTERNATIONAL EQUITY ASSET CLASS

 Emerging Economies Fund  Adviser: VALIC             International Growth     Adviser: VALIC
 Foreign Value Fund       Sub-Adviser: JPMIM           Fund                   Sub-Advisers: American
                          Adviser: VALIC                                       Century, Invesco and MFS
                          Sub-Adviser: Templeton
                           Global Advisors Limited

 International Equities   Adviser: VALIC             International            Adviser: VALIC
   Index Fund             Sub-Adviser: SunAmerica      Opportunities Fund     Sub-Advisers: MFS and
                                                                               UBS Global Asset
                                                                               Management (Americas)
                                                                               Inc.

SPECIALTY ASSET CLASS

 Global Real Estate Fund  Adviser: VALIC             Invesco Balanced-Risk    Adviser: Invesco
                          Sub-Advisers: Invesco        Commodity Strategy
                           and Goldman Sachs           Fund

 Health Sciences Fund     Adviser: VALIC             Science & Technology     Adviser: VALIC
                          Sub-Adviser: T. Rowe         Fund                   Sub-Advisers: T. Rowe
                           Price                                               Price, Allianz and
                                                                               Wellington Management

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VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER     VARIABLE ACCOUNT OPTIONS    ADVISER/SUB-ADVISER
------------------------    -------------------     ------------------------    -------------------

HYBRID ASSET CLASS (EQUITY AND FIXED INCOME)

 Aggressive Growth        Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
   Lifestyle Fund         Sub-Adviser: PineBridge      Retirement 2040 Fund
                           Investments, LLC
                           ("PineBridge")

 Asset Allocation Fund    Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
                          Sub-Adviser: PineBridge      Retirement 2045 Fund

 Conservative Growth      Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
   Lifestyle Fund         Sub-Adviser: PineBridge      Retirement 2050 Fund

 Dynamic Allocation Fund  Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
                          Sub-Advisers:                Retirement 2055 Fund
                           AllianceBernstein L.P.
                           and SunAmerica

 Moderate Growth          Adviser: VALIC             T. Rowe Price             Adviser: T. Rowe Price
   Lifestyle Fund         Sub-Adviser: PineBridge      Retirement 2060 Fund

 T. Rowe Price            Adviser: T. Rowe Price     Vanguard LifeStrategy    The LifeStrategy Funds
   Retirement 2015 Fund                                Conservative Growth     do not employ an
                                                       Fund                    investment advisor, but
                                                                               benefit from the
                                                                               investment advisory
                                                                               services provided to
 T. Rowe Price            Adviser: T. Rowe Price     Vanguard LifeStrategy     the underlying funds in
   Retirement 2020 Fund                                Growth Fund             which they invest. The
                                                                               investment advisor to
 T. Rowe Price            Adviser: T. Rowe Price     Vanguard LifeStrategy     the underlying funds is
   Retirement 2025 Fund                                Moderate Growth Fund    Vanguard.

 T. Rowe Price            Adviser: T. Rowe Price     Vanguard Wellington Fund Adviser: Wellington
   Retirement 2030 Fund                                                        Management

 T. Rowe Price            Adviser: T. Rowe Price
   Retirement 2035 Fund

FIXED INCOME ASSET CLASS

 Capital Conservation     Adviser: VALIC             Money Market I Fund      Adviser: VALIC
   Fund                   Sub-Adviser: PineBridge                             Sub-Adviser: SunAmerica

 Core Bond Fund           Adviser: VALIC             Money Market II Fund     Adviser: VALIC
                          Sub-Adviser: PineBridge                             Sub-Adviser: SunAmerica

 Government Securities    Adviser: VALIC             Strategic Bond Fund      Adviser: VALIC
   Fund                   Sub-Adviser: JPMIM                                  Sub-Adviser: PineBridge

 High Yield Bond Fund     Adviser: VALIC             Vanguard Long-Term       Adviser: Wellington
                          Sub-Adviser: Wellington      Investment-Grade Fund   Management and Vanguard
                           Management

 Inflation Protected Fund Adviser: VALIC             Vanguard Long-Term       Adviser: Vanguard
                          Sub-Adviser: PineBridge      Treasury Fund

 International            Adviser: VALIC
   Government Bond Fund   Sub-Adviser: PineBridge

A detailed description of the fees and investment objective, strategies, and risks of each Mutual Fund can be found in the current prospectus for each Fund mentioned. These prospectuses are available online at www.valic.com.

PURCHASE PERIOD
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The Purchase Period begins on the date of the first Purchase Payment is made. The Purchase Period ends when the Account Value is reduced to zero, whether through Purchase Payments or the surrender of the Contract, or a combination of both, upon its surrender of the Contract. This period may also be called the accumulation period.

Changes in the value of the Fixed and Variable Account Options are reflected in the Contract Owner's Account Value and each Participant's unallocated interest in the Account Value. Thus, a Participant's investment choices and their performance will affect the total account balance that will be available for the Payout Period. The amount, number, and frequency of Purchase Payments may be determined by the retirement plan for which the Contract was purchased.

ACCOUNT ESTABLISHMENT

Initial Purchase Payments must be received either with or after a completed employer plan application. The Contract Owner or the plan's administrator is responsible for furnishing instructions to us (a contribution flow report) as to the amount being applied to each account option.

When an initial Purchase Payment is accompanied by an application, we will promptly:

  . Accept the application and issue a Contract. We will also establish your account and apply the Purchase Payment by crediting the amount, on the date we accept the application, to the Fixed Account Option or Variable Account Option selected;

  .   Reject the application and return the Purchase Payment; or

  .   Request additional information to correct or complete the application.

If we receive Purchase Payments before we receive a completed application from an employer's plan, we will not be able to establish a permanent account for the plan.

Under those circumstances, we will return the Purchase Payment.

If mandated under applicable law, we may be required to reject a Purchase Payment. We may also be required to block a Contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

WHEN A PARTICIPANT ACCOUNT WILL BE CREDITED

Purchase Payments may be made by the employer for Participant accounts. It is the employer's responsibility to ensure that the Purchase Payment can be promptly posted to the appropriate account(s).

A Purchase Payment must be "in good order" before it can be posted to the account. "In good order" means that all required information and/or documentation has been supplied and that the funds (check, wire, or ACH) clearly identify the Group Number to which they are to be applied. To ensure efficient posting, Purchase Payment information must include complete instructions, including the group name and number, contribution amounts (balanced to the penny for the total purchase) and the source of the funds (for example, employee voluntary, employer mandatory, employer match, transfer, rollover or a contribution for a particular tax year).

If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt. Purchase Payments in good order received after Market Close will be credited the next Business Day.

Note that if the Purchase Payment is not in good order, the Contract Owner will be notified promptly. No amounts will be posted to the Contract Owner's account(s) until all issues with the Purchase Payment have been resolved. If a Purchase Payment is not received in good order, the purchase amounts will be posted effective the Business Day all required information is received.

PURCHASE UNITS

A Purchase Unit is a unit of interest owned by the Contract Owner's Variable Account Option. Purchase Unit values are calculated each Business Day following Market Close. Purchase Units may be shown as "Number of Shares" and the Purchase Unit values may be shown as "Share Price" on some account statements. SEE "PURCHASE UNIT VALUE" IN THE SAI FOR MORE INFORMATION AND AN ILLUSTRATION OF THE CALCULATION OF THE UNIT VALUE.

CALCULATION OF VALUE FOR FIXED ACCOUNT OPTION

The Fixed Account Option is part of the Company's general assets. A Participant may allocate all or a portion of his unallocated interest in the Account Value to the Fixed Account Option. Allocations to the Fixed Account Option are guaranteed to earn at least a minimum rate of interest. Interest is paid on the Fixed Account Option at declared rates. With the exception of a market value adjustment, we bear the entire investment risk for the Fixed Account Option. All Purchase Payments and interest earned on such amounts in the Fixed Account Option will be paid regardless of the investment results experienced by the Company's general assets.

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The value of the Fixed Account Option is calculated on a given Business Day as shown below:

             Value of the Fixed Account Option
         =   (EQUALS)
             All Purchase Payments made to the Fixed Account Option
         +   (PLUS)
             Amounts transferred from Variable Account Options to the Fixed Account Option
         +   (PLUS)
             All interest earned
         -   (MINUS)
             Amounts transferred or withdrawn from the Fixed Account
             Option (including applicable fees and charges)

CALCULATION OF VALUE FOR VARIABLE ACCOUNT OPTIONS

A plan may allocate all or a portion of Purchase Payments to the Variable Account Options listed in this prospectus as permitted by your retirement program. An overview of each of the Variable Account Options may be found in the "Fixed and Variable Account Options" section in this prospectus and in each Mutual Fund's prospectus. The Purchase Unit value of each Variable Account Option will change daily depending upon the investment performance of the underlying Mutual Fund (which may be positive or negative). SEE "FEES AND CHARGES." Based upon a Variable Account Option's Purchase Unit value, the plan's account will be credited with the applicable number of Purchase Units. If the Purchase Payment is in good order as described and is received by our bank by Market Close, the appropriate account(s) will be credited the Business Day of receipt and will receive that Business Day's Purchase Unit value. Purchase Payments in good order received by our bank after Market Close will be credited the next Business Day and will receive the next Business Day's Purchase Unit value. Because Purchase Unit values for each Variable Account Option change each Business Day, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the Contract Owner's Account Value and a Participant's unallocated interest in the Account Value may be worth more or less at retirement or withdrawal.

During periods of low short-term interest rates, and in part due to Contract fees and expenses, the yield of the Money Market I or II Fund may become extremely low and possibly negative. In the case of negative yields, investments in the Variable Account Option, which invests in the Money Market I or II Fund, will lose value.

STOPPING PURCHASE PAYMENTS

Purchase Payments may be stopped at any time. The Contract Owner may resume Purchase Payments at any time during the Purchase Period. If a Participant has elected to annuitize his entire unallocated interest in the Account Value and begins the Payout Period, except as otherwise agreed by the Company, Purchase Payments may no longer make be made to the Contract on behalf of the Participant.

The value of the Purchase Units will continue to vary and the Account Value will continue to be subject to charges. The Contract will be considered surrendered when the Contract Owner elects to surrender the Contract. The Purchase Period ends when the Account Value is reduced to zero, whether through the selection of Payout Payments or the surrender of the Contract by the Contract Owner, or a combination of both.

TRANSFERS BETWEEN INVESTMENT OPTIONS
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A Participant may transfer all or part of his unallocated interest in the Account Value between the various Fixed and Variable Account Options in Portfolio Director without a charge. Transfers may be made during the Purchase Period or during the Payout Period, subject to certain restrictions. WE RESERVE THE RIGHT TO LIMIT THE NUMBER, FREQUENCY (MINIMUM PERIOD OF TIME BETWEEN TRANSFERS) OR DOLLAR AMOUNT OF TRANSFERS A PARTICIPANT CAN MAKE AND TO RESTRICT THE METHOD AND MANNER OF PROVIDING OR COMMUNICATING TRANSFERS OR REALLOCATION INSTRUCTIONS. You will be notified of any changes to this policy through newsletters or information posted online at www.valic.com.

DURING THE PURCHASE PERIOD -- POLICY AGAINST MARKET TIMING AND FREQUENT
TRANSFERS

VALIC has a policy to discourage excessive trading and market timing. Our investment options are not designed to accommodate short-term trading or "market timing" organizations, or individuals engaged in certain trading strategies, such as programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of a mutual fund. These trading strategies may be disruptive to mutual funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover. Excessive trading also raises fund expenses such as recordkeeping and transaction costs, and harms fund performance. Further, excessive trading of any amount, including amounts less than $5,000, harms fund investors, as the excessive trader takes security profits intended for the entire fund, in effect forcing securities to be sold to meet redemption needs. The premature selling and disrupted investment strategy causes the fund's performance to suffer, and exerts downward pressure on the fund's price per share.

Accordingly, VALIC implemented certain policies and procedures intended to hinder short-term trading. If a Participant sells Purchase Units in a Variable Account Option valued at $5,000 or more, whether through an exchange, transfer, or any other redemption, the Participant will not be able to make a purchase of $5,000 or more in that same Variable Account Option for 30 calendar days.

This policy applies only to investor-initiated trades of $5,000 or more, and does not apply to the following:

  .   Plan-level or employer-initiated transactions;

  .   Purchase transactions involving transfers of assets or rollovers;

  . Retirement plan contributions, loans, and distributions (including hardship withdrawals);

  .   Systematic purchases or redemptions; or

  .   Trades of less than $5,000.

Transfers resulting from a Participant's participation in an investment advisory program will not count against these transfer limitations.

As described in a Fund's prospectus and statement of additional information, in addition to the above, fund purchases, transfers and other redemptions may be subject to other investor trading policies, including redemption fees, if applicable. Certain Funds may set limits on transfers in and out of a Fund within a set time period in addition to or in lieu of the policy above. Also, an employer's plan may limit an investor's rights to transfer.

We intend to enforce these investor trading policies uniformly. We make no assurances, however, that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the investment options and dilution of long-term performance returns. Thus, a Participant's unallocated interest in the Account Value may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

The Fixed Account Option is subject to additional restrictions.

If the plan includes a Competing Option (defined below), Participant requested transfers to another investment option under the plan (including, but not limited to, an investment option under this Contract, and including, but not limited to a transfer that may be requested as a partial withdrawal or surrender) may be made only if such investment option is not a Competing Option, and only if the transfer amount remains in the receiving option for at least 90 days. The term "Competing Option" shall mean an investment option under the plan (including, but not limited to, an investment option under this Contract) which: (1) provides a direct or indirect guarantee of investment performance; or (2) is invested primarily in a portfolio of fixed income or similar assets, if the duration of such portfolio may be less than three years; or (3) is, or may be, invested primarily in financial vehicles (such as mutual funds, trusts, custodial accounts, and annuity contracts) which are, in turn, invested substantially in a portfolio described in (2) above. We may require the Contract Owner to provide information reasonably necessary for VALIC to process such transfer or other payment, to verify that the transfer or other payment complies with the above requirements, and we may defer any transfer or payment until such information is provided. The employer may further limit or expand the restrictions. We may charge for those modified restrictions if specified in the employer's retirement plan. Certain withdrawals by the plan are subject to a Market Value Adjustment ("MVA"). SEE "FEES AND CHARGES."

Contracts issued in connection with certain plans or programs may have different transfer restrictions due to the higher interest rates offered on the Fixed Account Option.

COMMUNICATING TRANSFER OR REALLOCATION INSTRUCTIONS

Transfer instructions may be given by telephone, through the internet (VALIC Online), using the self-service automated phone system (VALIC by Phone), or in writing. We encourage Participants to make transfers or reallocations using VALIC Online or VALIC by Phone for most efficient processing. We will send a confirmation of transactions to the Participant within five days from the date of the transaction. It is the Participant's responsibility to verify the information shown and notify us of any errors within 30 calendar days of the transaction.

Generally, no one may give us telephone instructions on a Participant's or on your behalf without written or recorded verbal consent. Financial advisors or authorized broker-dealer employees who have received client permission to perform a client-directed transfer of value via the telephone or internet will follow prescribed verification procedures.

When receiving instructions over the telephone or online, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or online. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We

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reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

EFFECTIVE DATE OF TRANSFER

The effective date of a transfer will be:

  . The date of receipt, if received in our Home Office before Market Close; otherwise,

  .   The next date values are calculated.
TRANSFERS DURING THE PAYOUT PERIOD

During the Payout Period, transfer instructions must be given in writing and mailed to our Home Office. Transfers may be made between available investment options subject to the following limitations:

PAYOUT OPTION                                        % OF ACCOUNT VALUE                     FREQUENCY
-------------                                        ------------------                     ---------
Variable Payout:                                         Up to 100%                    Once every 365 days
Combination Fixed and Variable Payout:  Up to 100% of money in variable option payout  Once every 365 days
Fixed Payout:                                           Not permitted                          N/A

FEES AND CHARGES
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By investing in Portfolio Director, you may be subject to these fees and charges:

  .   Premium Tax Charge

  .   Market Value Adjustment

  .   Other Charges

These fees and charges are applied to the Fixed and Variable Account Options in proportion to the Account Value as explained below. Unless we state otherwise, we may profit from these fees and charges. FOR ADDITIONAL INFORMATION ABOUT THESE FEES AND CHARGES, SEE THE "FEE TABLES." More detail regarding Mutual Fund fees and expenses may be found in the prospectus for each Mutual Fund, available at www.valic.com.

PREMIUM TAX CHARGE

Premium taxes are imposed by some states, cities, and towns. The rate will range from 0% to 3.5%. Such tax will be deducted from the Account Value when annuity payments are to begin. We will not profit from this charge.

MARKET VALUE ADJUSTMENT ("MVA")

The Fixed Account Option will be guaranteed to receive a stated rate of interest that is periodically determined, as specified in the Contract. If the Contract Owner requests a surrender or withdrawal of the Account Value from the Fixed Account Option, the surrender or withdrawal will be subject to a market value adjustment. This adjustment may be positive, negative, or zero based upon the differences in interest rates at the time the Contract was established or over the last five years, if less, and at the time of the withdrawal. Any negative adjustment will be waived to the extent it decreases the surrender value below the minimum guaranteed rate as specified in your Contract. This adjustment will not apply to any withdrawals of Account Value in the Fixed Account Option used to purchase a Participant's annuity. FOR MORE INFORMATION ON THE MARKET VALUE ADJUSTMENT, SEE "SURRENDER OF ACCOUNT VALUE" BELOW. The employer should review the Contract for additional information on the Fixed Account Option.

OTHER CHARGES

We reserve the right to charge for certain taxes that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

Fees for plan services provided by parties other than VALIC or its affiliates may be assessed to Participant accounts upon the direction or authorization of a plan representative. Additional fees may be withdrawn from a Participant's accounts in accordance with a Participant's independent investment advisory contract. Such withdrawals will be identified on applicable Participant account reports or statements.

Plan loans from a Participant's unallocated interest in the Account Value in the Fixed Account Option may be allowed by the employer's plan. Refer to the plan for a description of charges and other information concerning plan loans. We reserve the right to charge a fee of up to $75 per loan (if permitted under state law) and to limit the number of outstanding loans.

PAYOUT PERIOD
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The Payout Period begins when a Participant decides to retire or when a Participant elects to annuitize all or a portion of his unallocated interest in the Account Value. If the employer's plan permits, a Participant may apply any portion of his unallocated interest in the Account Value to one of the types of payout options listed below. A Participant may choose to have his payout option on either a fixed, a variable, or a combination payout basis. When a Participant chooses to have his payout option on a variable basis, the same Variable Account Options may be used as were available during the Purchase Period.

FIXED PAYOUT

Under a fixed payout, a Participant will receive payments that are fixed and guaranteed by the Company. The amount of these payments will depend on:

  .   Type and duration of payout option chosen;

  . The Participant's age or the Participant's age and the age of the survivor (1);

  . The portion of the Participant's unallocated interest in the Account Value being applied; and

  .   The payout rate being applied and the frequency of the payments.
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  (1) This applies only to joint and survivor payouts.

If the benefit would be greater, the amount of the Participant's payments will be based on the current payout rate the Company uses for immediate annuity contracts.

ASSUMED INVESTMENT RATE

An "Assumed Investment Rate" or "AIR" is the rate used to determine a Participant's first monthly Payout Payment per thousand dollars of account balance allocated to his Variable Account Options. When a Participant decides to enter the Payout Period, he will select the Payout Option, Annuity Date, and the AIR. A Participant may choose an AIR ranging from 3.5% to 5% (as prescribed by state law). If a Participant chooses a higher AIR, the initial Annuity Payment will be higher, but later payments will increase more slowly during periods of good investment performance, and decrease faster during periods of poor investment performance. The dollar amount of the variable income payments stays level if the net investment return equals the AIR. The choice of AIR may affect the duration and frequency of payments, depending on the payout option selected. For example, a higher AIR will generate a higher initial Payout Payment, but as Payout Payments continue they may become smaller, and eventually could be less than if the Participant had initially selected a lower AIR. The frequency of the Payout Payments may lessen to ensure that each Payout Payment is at least $25 per month.

VARIABLE PAYOUT

With a variable payout, a Participant may select from current Variable Account Options. A Participant's payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options selected. The Payout Unit value is calculated just like the Purchase Unit value for each Variable Account Option except that the Payout Unit value includes a factor for the AIR selected. FOR ADDITIONAL INFORMATION ON HOW PAYOUT PAYMENTS AND PAYOUT UNIT VALUES ARE CALCULATED, SEE THE SAI.

In determining a Participant's first Payout Payment, an AIR of 3.5% is used (unless the Participant selects a higher rate as allowed by state law). If the net investment experience of the Variable Account Option exceeds the Participant's AIR, the Participant's subsequent payments will be greater than the first payment. If the investment experience of the Variable Account Option is lower than the AIR, the subsequent payments will be less than the first payment.

COMBINATION FIXED AND VARIABLE PAYOUT

With a combination fixed and variable payout, the Participant may choose:

  .   From the existing Variable Account Options (payments will vary); with a

  .   Fixed payout (payment is fixed and guaranteed).

PARTIAL ANNUITIZATION

A Participant may choose to annuitize a portion of his unallocated interest in the Account Value. This will, in essence, divide the account balance into two parts. The current non-annuitized part would continue as before, while the annuitized part would effectively be moved to a new Payout Payment account. Thus, the death benefit in such a situation would be reduced to the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account, such as a payout for a guaranteed period.

PAYOUT DATE

The payout date is the date elected by a Participant on which the annuity Payout Payments will start. The date elected must be the first of any month. A request to start payments must be received in our Home Office on a form or through other media approved by VALIC. This request must be received by VALIC by at least the fifteenth (15th) day of the month prior to the month the Participant wishes his annuity payments to start. A Participant account will be valued ten days prior to the beginning of the month in which the Payout Payments will start.

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The following additional rules also apply when determining the payout date:

  . The earliest payout date is generally subject to the terms of the employer-sponsored plan (including 403(b) plans and programs) under which the Contract is issued and the federal tax rules governing such Contracts and plans.

  . Distributions under employer-sponsored retirement plans generally are not permitted until after the Participant stops working for the employer sponsoring the plan, unless the Participant has experienced a qualifying financial hardship (or in the case of a 457(b) plan, an unforeseeable emergency) or has become disabled.

  . In certain cases, and frequently in the case of Participant voluntary deferrals to a 403(b) or a 401(k) plan, the Participant may begin taking distributions when he attains age 59 1/2 even if he is still working for the employer sponsoring the plan.

  . All Contracts require distributions to commence within a prescribed period after the death of the Participant, subject to the specific rules which apply to the type of plan or arrangement under which the contract is issued.

  . The Contract may also impose minimum amounts for annuity payments, either on an annual or on a more frequent periodic basis.

FOR ADDITIONAL INFORMATION ON PLAN-LEVEL DISTRIBUTION RESTRICTIONS AND ON THE MINIMUM DISTRIBUTION RULES THAT APPLY TO PAYMENTS UNDER 403(B), 401, 403(A) AND 457 PLANS OR SIMPLIFIED EMPLOYEE PLANS ("SEPS"), SEE "FEDERAL TAX MATTERS" IN THIS PROSPECTUS AND IN THE SAI.

PAYOUT OPTIONS

A Participant may specify the manner in which Payout Payments are made. A Participant may select one of the following options for a Fixed Annuity, a Variable Annuity, or a combination Fixed and Variable Annuity. This choice is a one-time permanent choice. A Participant's Payout Payment option may not be changed later and it may not be exchanged for a cash payment, except that an Annuitant may take a withdrawal under the Payment for a Designated Period option. A Participant may select one of the following options:

1. LIFE ONLY -- payments are made only to the Annuitant during his lifetime. Under this option there is no provision for a death benefit for the Beneficiary. For example, it would be possible under this option for the Annuitant to receive only one Payout Payment if the Annuitant died prior to the date of the second payment, or two if the Annuitant died before the third payment.

2. LIFE WITH GUARANTEED PERIOD -- payments are made to the Annuitant during his lifetime, but if the Annuitant dies before the guaranteed period has expired, his Beneficiary can receive payments for the rest of the guaranteed period, or take a lump-sum distribution.

3. LIFE WITH CASH OR UNIT REFUND -- payments are made to the Annuitant during his lifetime. These payments are based upon the Annuitant's life expectancy and will continue for as long as the Annuitant lives. If the Annuitant does not outlive the life expectancy calculated, upon the Annuitant's death, the Annuitant's Beneficiary may receive an additional payment. The additional payment under a fixed annuity, if any, is equal to the fixed annuity value of the Annuitant's account at the time it was valued for the payout date, less the Payout Payments. The additional payment under a variable annuity, if any, is equal to the variable annuity value of the Annuitant's account as of the date we receive Proof of Death, less the Payout Payments.

4. JOINT AND SURVIVOR LIFE -- payments are made to the Annuitant during the joint lifetime of the Annuitant and a second person. Upon the death of one, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require maximum possible variable payouts during their joint lives and are not concerned with providing for beneficiaries at the death of the last survivor. For example, it would be possible under this option for the joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment, or for the joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment.

5. PAYMENT FOR A DESIGNATED PERIOD -- payments are made to the Annuitant for a select number of years between five and 30. Upon the Annuitant's death, payments will continue to the Annuitant's Beneficiary until the designated period is completed.

PAYOUT INFORMATION

Once a Participant's Payout Payments have begun, the option the Participant has chosen may not be stopped or changed. Any one of the Variable Account Options may result in the Participant receiving unequal payments during the Payout Period. If payments begin before age 59 1/2, the Participant may suffer unfavorable tax consequences, in the form of a penalty tax, if the Participant does not meet an exception under federal tax law. SEE "FEDERAL TAX MATTERS."

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Under certain retirement plans, federal pension law may require that payments be made under the joint and survivor life payout option.

Most Payout Payments are made monthly. The first Payout Payment must total at least $25, and the annual payment must be at least $100. If the amount of a payment is less than $25, we reserve the right to reduce the frequency of payments so that each payment is at least $25, subject to any limitations under the Contract or plan.

For more information about payout options or enhancements of those payout options available under the Contract, see the SAI.

SURRENDER OF ACCOUNT VALUE
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WHEN SURRENDERS ARE ALLOWED

The Contract Owner may withdraw on behalf of one or more Participants all or part of the Account Value at any time before the Payout Period begins if:

  .   allowed under federal and state law; and

  .   allowed under the plan.

For Purchase Payments that are contributions made under an employer's plan, such as a 401(a) or (k) qualified cash or deferred arrangement or a 403(b) plan, surrenders are subject to the terms of the plan, in accordance with the Code. Qualified plans often require certain conditions to be met before a distribution or withdrawal may take place. SEE "SURRENDER RESTRICTIONS" BELOW.

FOR AN EXPLANATION OF CHARGES THAT MAY APPLY TO A SURRENDER OF THE ACCOUNT VALUE, SEE "FEES AND CHARGES" IN THIS PROSPECTUS. Additionally, the Participant may incur a 10% federal tax penalty for partial or total withdrawals made before age 59 1/2.

SURRENDER PROCESS

In order to surrender all or a portion of the Account Value, the Contract Owner must complete and submit (or permit a Participant, through a designated recordkeeper, to complete, and submit) a surrender request form or information required in other approved media to our Home Office or Annuity Service Center. The maximum surrender value equals the plan's Account Value next computed after its properly completed request for surrender is received in our Home Office subject to any applicable market value adjustment.

We will mail the surrender value within seven calendar days after we receive your request if it is in good order. Good order means that all paperwork is complete and signed or approved by all required persons, and any necessary supporting legal documents or plan forms have been received in correct form.

We may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. SEE THE APPLICABLE FUND PROSPECTUS FOR A DISCUSSION OF THE REASONS WHY THE REDEMPTION OF SHARES MAY BE SUSPENDED OR POSTPONED.

There is no guarantee that the surrender value in a Variable Account Option will ever equal or exceed the total amount of Purchase Payments received by us.

DELAY OF PAYMENT. We may be required under applicable law to block a request for a surrender until we receive instructions from the appropriate regulator, due to the USA Patriot Act. In accordance with state law, payments may be deferred up to six months after we receive a request for a full and immediate surrender of the Contract, including amounts accumulated in the Fixed Account Option, if approved in writing by the insurance commissioner of the state where the group contract is issued. If payment is deferred, interest will accrue until the payment is made.

SURRENDER RESTRICTIONS

Generally, Code section 403(b) permits total or partial distributions from Participant voluntary contributions to a 403(b) contract only on account of hardship (employee contributions only without accrued interest), attainment of age 59 1/2, separation from service, death or disability. Similar restrictions apply to any amount transferred to a 403(b) contract from a 403(b)(7) custodial account. In addition, beginning for contracts issued on or after January 1, 2009, employer contributions and non-elective contributions to a 403(b) annuity contract are subject to restrictions specified in Treasury regulations as specifically imposed under the employer's plan.

Under the FLORIDA STATE OPTIONAL RETIREMENT PROGRAM, no surrender or partial surrender of Purchase Payments made by the employer will be allowed except upon termination of employment, retirement or death. Benefit payments based on payments from the employer may not be paid in a lump sum or for a period certain, but must be paid under a life contingency option, except for:

  .   death benefits; and

  .   certain small amounts approved by the State of Florida.

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Other employer-sponsored plans may also impose restrictions on the timing and form of surrenders from the Contract.

PARTIAL SURRENDERS

The Contract Owner may request a partial surrender of the Account Value at any time during the Purchase Period, subject to any applicable surrender restrictions. A partial surrender will reduce the Account Value.

The reduction in the number of Purchase Units credited to the plan's Variable Account Option Account Value will equal the amount surrendered from the Variable Account Option divided by the plan's Purchase Units next computed after the written request for surrender is received at our Home Office.

SYSTEMATIC WITHDRAWALS

All or part of the Account Value may be withdrawn for the benefit of a Participant under a systematic withdrawal method as described in the Contract ("No Charge" systematic withdrawals), which provides for:

  .   Payments to be made to the Participant; and

  .   Payment over a stated period of time, but not less than five years; and

  . Payment of a stated yearly dollar amount or percentage (the amount or percentage may not exceed 20% of the Participant's unallocated interest in Account Value at the time election is made).

We may require a minimum withdrawal amount under this method. The portion of a Participant's unallocated interest in the Account Value that has not been withdrawn will continue to receive the investment return of the Variable Account Options that was selected. A Participant may select the specific investment option(s) from which to take distributions for most payment options, or the Participant may elect to have the payment distributed proportionally across all the funds in which he is invested. Once begun, a "No Charge" systematic withdrawal election may not be changed, but can be revoked at no charge. If revoked, a "No Charge" systematic withdrawal may not be elected again. Systematic withdrawals that are not "No Charge" systematic withdrawals can be changed, revoked, and/or reinstated. No more than one systematic withdrawal election may be in effect at any one time. We reserve the right to discontinue any or all systematic withdrawals or to change the terms, at any time.

DISTRIBUTIONS REQUIRED BY FEDERAL TAX LAW

The specific investment option(s) from which to take distributions for most payment options may be selected, or the payment may be distributed proportionally across all the investment options in which a Participant is invested. This Contract feature will not be available in any year that an amount has been withdrawn under the "No Charge" systematic withdrawal method. SEE "FEDERAL TAX MATTERS" FOR MORE INFORMATION ABOUT REQUIRED DISTRIBUTION RULES.

WITHDRAWALS FROM FIXED ACCOUNT OPTION

If the Contract Owner requests a withdrawal or surrender of the entire Account Value invested in the Fixed Account Option, the withdrawal or surrender shall be subject to a market value adjustment provision under the Contract (unless waived by the Company), which is calculated as follows (the "MVA Adjustment Factor"):

                                    (1 + A)/5/ divided by (1 + B +0.0025) /5/

  . Where A = the average 10 year Treasury Constant Maturity Series rate computed as an average of such rates as of the last business day of the last 60 complete calendar months or the number of complete months since the Contract issue if less, determined as of the time of the surrender; and

  . Where B = the 10 year Treasury Constant Maturity Series rate determined as of the time of surrender.

Upon such a surrender or withdrawal, the Contract Owner will receive an amount that is equal to the Account Value withdrawn or surrendered from the Fixed Account Option multiplied by the MVA Adjustment Factor. The amount payable to the Contract Owner upon a full withdrawal or surrender from the Fixed Account Option will always be at least the deposits or transfers into Fixed Account Option less withdrawals and transfers from Fixed Account Option, plus the guaranteed minimum interest rate credited to amounts in the Fixed Account Option. Any negative adjustment will be waived to the extent it would decrease the full withdrawal or surrender from the Fixed Account Option below this amount.

DEATH BENEFITS
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If a Participant dies before withdrawing his entire unallocated interest in the Account Value, the remaining portion of that unallocated interest will be paid to the Participant's Beneficiary(ies) as determined under the plan, in accordance with the plan and the Code. If the Participant dies during the Payout Period, the remaining Payout Payments, if any, will be paid to the Participant's Beneficiary(ies) as determined under the plan and as described below. Death benefits are paid only once per Participant.

THE PROCESS

VALIC, or the recordkeeper designated or authorized by the Contract Owner requires that complete and acceptable documentation and paperwork be received from the Beneficiary in order to begin the death benefit payment process. First, Proof of Death is required. Proof of Death is defined as a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC or the plan recordkeeper, as applicable. Additionally, the Beneficiary must include an election specifying the distribution method and any other form required by VALIC or the plan recordkeeper, as applicable, or a regulator to process the claim. The account will not be valued and any payments will not be made until all paperwork is complete and in a form acceptable to VALIC. Death benefits are paid only once per Contract.

If a Participant's unallocated interest in the Account Value is reduced to zero and except as the Company otherwise agrees the Participant may no longer make subsequent Purchase Payments or transfers, and no death benefit will be payable.

BENEFICIARY INFORMATION

The Beneficiary may receive death benefits:

  .   In a lump sum;

  . In the form of an annuity under any of the payout options stated in the Payout Period section of this prospectus subject to the restrictions of that payout option; or

  .   In a manner consistent with Code section 401(a)(9) or 72(s).

Payment of any death benefits must be within the time limits set by federal tax law and by the plan, if any.

SPOUSAL BENEFICIARIES

A spousal Beneficiary may receive death benefits as shown above; or

  . may delay any distributions until the Annuitant would have reached age 70 1/2; or

  . may roll the funds over to an IRA or certain retirement plans in which the spousal Beneficiary participates;

BENEFICIARIES OTHER THAN SPOUSES

If the Beneficiary is not the spouse of the Annuitant, death benefits must be paid:

  .   In full within 5 years after the year of the Annuitant's death; or

  . By payments beginning within 1 year after the year of the Annuitant's death under:

       1. A life annuity;

       2. A life annuity with payments guaranteed to be made for at least a specified fixed period; or

       3. An annuity or other stream of payments for a designated period not exceeding the Beneficiary's life expectancy.

If the Annuitant dies before the beginning of the Annuity Period, the named Beneficiary may receive the payment.

Payments for a designated or fixed period and guarantee periods for a life annuity cannot be for a greater period of time than the Beneficiary's life expectancy. After choosing a payment option, a Beneficiary may exercise certain of the investment options and rights that the Participant may have had under the Contract.

DURING THE PURCHASE PERIOD

If death occurs during the Purchase Period, the Beneficiary will receive the unallocated interest in the Account Value.

As indicated above, a Participant may elect to annuitize only a certain portion and leave the remaining value in the account. The death benefit in such situations would include the value of the amount remaining in the account minus the amount applied to Payout Payments. Depending on the payout option selected, there may also be a death benefit from the annuitized portion of the account.

DURING THE PAYOUT PERIOD

If death occurs during the Payout Period, the Beneficiary may receive a death benefit depending on the payout option selected. The amount of death benefit will also depend on the payout option selected. The payout options available are described in the "Payout Period" section of this prospectus.

  . If the life only option or joint and survivor life option was chosen, there will be no death benefit.

  . If the life with guaranteed period option, joint and survivor life with guaranteed periods option, life with cash or unit refund option or payment for a designated period option was chosen, and the entire amount guaranteed has not been paid, the Beneficiary may choose one of the following within 60 days after death benefits are payable:

       1. Receive the present value of any remaining payments in a lump sum; or

       2. Receive the remaining payments under the same terms of the guaranteed period option chosen by the deceased Annuitant; or

       3. Receive the present value of any remaining payments applied under the payment for a designated period option for a period equal to or shorter than the period remaining. Spousal Beneficiaries may be entitled to more favorable treatment under federal tax law.

OTHER CONTRACT FEATURES
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CHANGES THAT MAY NOT BE MADE

The Contract Owner may not be changed once the account has been established.

CHANGE OF BENEFICIARY

The Beneficiary (if not irrevocable) may usually be changed at any time.

Under some retirement programs, the right to name a Beneficiary other than the spouse or change a Beneficiary is subject to approval by the spouse. Also, the right to name a Beneficiary other than the spouse may be subject to certain laws and regulations applicable to the plan.

If the Annuitant dies, and there is no Beneficiary, any death benefit will be payable to the Annuitant's estate.

If a Beneficiary dies while receiving payments, and there is no co-Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary's estate.

WE RESERVE CERTAIN RIGHTS

We may amend the Contracts to comply with changes in federal tax, securities, or other laws. We may also make changes to the Variable Account Options offered under the Contracts. For example, we may add new Variable Account Options to expand the offerings for an asset class. We may stop accepting allocations and/or investments in a particular Variable Account Option if the shares of the underlying Fund are no longer available for investment or if, for example, further investment would be inappropriate. We may move assets and re-direct future premium allocations from one Variable Account Option to another in accordance with federal and state law and, in some cases, with SEC approval. The new Variable Account Option offered may have different fees, expenses, objectives, strategies and risks.

We may restrict your ability to combine Contracts and may modify or suspend or impose additional or different conditions with respect to options available under the Contracts, as may be allowed by federal or state law. We will not make any changes to the Contracts without Contract Owner permission except as may be allowed by federal or state law. We may add endorsements to the Contracts that would apply only to new Contract Owners after the effective date of the changes. These changes would be subject to approval by the Company and may be subject to approval by the SEC.

We reserve the right to operate VALIC Separate Account A as a management investment company under the applicable securities laws, and to deregister VALIC Separate Account A under applicable securities laws, if registration is no longer required.

RELATIONSHIP TO EMPLOYER'S PLAN

Participants should always refer to the terms and conditions in the plan, including any plan limitations that may limit a Participant's rights with respect to amounts held under the Contract, when reviewing the descriptions of the Contract in this prospectus.

VOTING RIGHTS
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As discussed in the "About VALIC Separate Account A" section of this prospectus, VALIC Separate Account A holds, on the plan's behalf, shares of the Mutual Funds that comprise the Variable Account Options. From time to time, the Funds may be required to hold a shareholder meeting to obtain approval from their shareholders for certain matters.

WHO MAY GIVE VOTING INSTRUCTIONS

During the Purchase Period, subject to any contrary provisions in the plan, the plan will dictate who will have the right to give voting instructions to VALIC Separate Account A for the shareholder meetings. Plans will receive proxy materials and a form on which voting instructions may be given before the

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shareholder meeting is held will be mailed in advance of any shareholder meeting. Please vote each card received.

DETERMINATION OF FUND SHARES ATTRIBUTABLE TO YOUR ACCOUNT

DURING THE PURCHASE PERIOD

The number of Fund shares attributable to the plan's account will be determined on the basis of the Purchase Units credited to the plan's account on the record date set for the Fund shareholder meeting.

DURING THE PAYOUT PERIOD OR AFTER A DEATH BENEFIT HAS BEEN PAID

The number of Fund shares attributable to a plan's account will be based on the liability for future variable annuity payments to payees on the record date set for the Fund shareholder meeting.

HOW FUND SHARES ARE VOTED

VALIC Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. VALIC Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

In the future, we may decide how to vote the shares of VALIC Separate Account A in a different manner if permitted at that time under federal securities law.

FEDERAL TAX MATTERS
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The Contracts provide tax-deferred accumulation over time, but may be subject to certain federal income and excise taxes, mentioned below. Refer to the SAI for further details. Section references are to the Code. We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Discussions regarding the tax treatment of any annuity contract or retirement plans and programs are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company's understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances.

TYPES OF PLANS

Tax rules vary, depending on whether the Contract is offered under your employer's tax-qualified retirement program, an individual retirement plan, or is instead a nonqualified Contract. The Contracts are used under the following types of retirement arrangements:

  . Section 403(b) annuities for employees of public schools and section 501(c)(3) tax-exempt organizations;

  .   Section 401(a), 403(a) and 401(k) qualified plans;

  . Section 457 deferred compensation plans of governmental and tax-exempt employers;

Contributions under any of these retirement arrangements generally must be made to a qualifying annuity Contract or to a qualifying trust or custodial account, in order for the contributions to receive favorable tax treatment as pre-tax (or Roth) contributions. Contracts purchased under these retirement arrangements are "Qualified Contracts."

Note that the specific terms of the governing employer plan may limit rights and options otherwise available under a Contract. In addition, changes in the applicable laws or regulations may impose additional limitations or may require changes to the contract to maintain its status as a Qualified Contract.

TAX CONSEQUENCES IN GENERAL

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the SAI, the documents (if any) controlling the retirement arrangement through which the Contract is offered, and a personal tax advisor.

Purchase Payments under the Contracts can be made as contributions by employers or as pre-tax or after-tax contributions by employees, depending on the type of retirement program. Purchase Payments also can be made outside of an employer-sponsored retirement program. After-tax Purchase Payments, including after-tax employee contributions, generally constitute "investment in the Contract." All Qualified Contracts receive deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a

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distribution occurs. SEE THE SAI FOR A DISCUSSION OF THE TAXATION OF DISTRIBUTIONS, INCLUDING UPON DEATH.

Transfers among investment options within a variable annuity Contract generally are not taxed at the time of such a transfer. However, in 1986, the IRS indicated that limitations might be imposed with respect to either the number of investment options available within a Contract, or the frequency of transfers between investment options, or both, in order for the Contract to be treated as an annuity Contract for federal income tax purposes. If imposed, VALIC can provide no assurance that such limitations would not be imposed on a retroactive basis to Contracts issued under this prospectus. However, VALIC has no present indications that the IRS intends to impose such limitations, or what the terms or scope of those limitations might be. In addition, based upon published guidance issued by the IRS in 1999, it appears likely that such limitations, if imposed, would only apply to nonqualified Contracts.

Distributions are taxed differently depending on the program through which the Contracts are offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution that is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the Contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations. Non-periodic payments such as partial withdrawals and full surrenders during the Purchase Period are referred to as "amounts not received as an annuity" in the Code. These types of payments are generally taxed to the extent of any gain existing in the Contract at the time of withdrawal.

Amounts subject to income tax may also incur excise or penalty taxes, under certain circumstances. Generally, as more fully discussed in the SAI, taxable distributions received before you attain age 591/2 are subject to a 10% penalty tax in addition to regular income tax, unless you make a rollover, in the case of a Qualified Contract, to another tax-deferred investment vehicle or meet certain exceptions. And, if the individual must report the distribution as ordinary income, he may need to make an estimated tax payment by the due date for the quarter in which he received the distribution, depending on the amount of federal tax withheld from the distribution. When an individual calculates his tax liability to determine whether he needs to make an estimated tax payment, the total tax for the year should also include the amount of the 10% additional tax on early distributions unless an exception applies. Amounts eligible for grandfathered status afforded to pre-1982 accounts might be exempt from the 10% early withdrawal penalty. Please consult a tax advisor concerning these exceptions, tax reporting, and the tax-related effects of an early distribution. Required tax withholding will vary according to the type of program, type of payment and tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year made directly to an insurer for health, life and accident insurance by certain retired public safety officers.

On March 30, 2010 the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income, which went into effect in 2013, at the rate of 3.8% of investment income in excess of applicable thresholds for Modified Adjusted Gross Income ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. This new tax generally does not apply to Qualified Contracts; however, taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

It is the opinion of VALIC and its tax counsel, confirmed by IRS Revenue Procedure 99-44, that a Qualified Contract described in section 401(a), 403(a), 403(b), 408(b) or 408A of the Code does not lose its deferred tax treatment if Purchase Payments under the Contract are invested in publicly available Mutual Funds.

It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

IMPORTANT INFORMATION REGARDING 403(B) REGULATIONS

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that became largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to the contract on or after

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September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

As a general matter, many Contracts that have received plan contributions after 2004, and all Contracts that have received plan contributions after 2008, are required to be included in the plan and in the plan's administrative coordination, even if the investment provider and the Contract are no longer permitted to receive new contributions and/or transfers. However, IRS guidance generally permits a plan sponsor to exclude a Contract where the plan sponsor has otherwise made a good faith effort to include the Contract issued by a provider that ceased to receive contributions prior to January 1, 2009, as well as such Contracts maintained by certain former employees. You should be aware, however, that some rules governing contracts inside and outside of the plan after 2008 are subject to different interpretations, as well as possible additional IRS guidance. In addition, a Contract maintained under a plan subject to the requirements of Title I of ERISA may be required to be included in the plan regardless of whether it remains eligible to receive contributions after a specified date. The foregoing discussion is intended as a general discussion of the new requirements only, and you may wish to discuss the new regulations and/or the general information above with your tax advisor.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

There are no pending legal proceedings against the Separate Account. The Company and its subsidiaries are parties to various kinds of litigation related to their respective business operations. Additionally and pending at this time is a lawsuit filed in the Circuit Court of Kanawha County, West Virginia on November 12, 2009 brought by The West Virginia Investment Management Board and The West Virginia Consolidated Public Retirement Board (the "WV Boards") brought against VALIC in 2009 (Civil Action No. 09-C-2104). The WV Boards seek a declaration that would prevent VALIC from enforcing withdrawal restrictions in their respective fixed annuity contracts. In 2012, the WV Boards amended their lawsuit for money damages. In 2013, the Circuit Court granted VALIC's motions for summary judgment denying the WV Boards' requests for relief. The WV Boards are currently appealing the Circuit Court's rulings in favor of VALIC.

The Company received and responded to industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In connection with the resolution of the multi-state examination relating to these matters in the third quarter of 2012, the Company and certain of its affiliates paid an $11 million regulatory assessment to the various state insurance departments that are parties to a regulatory settlement to defray costs of their examinations and monitoring. The Company paid $770,000 of this amount. Although the Company has enhanced its claims practices to include use of the Social Security Death Master File, it is possible that the settlement remediation requirements, remaining inquiries, other regulatory activity or litigation could result in the payment of additional amounts. AIG has also received a demand letter from a purported AIG shareholder requesting that AIG's Board of Directors investigate these matters, and bring appropriate legal proceedings against any person identified by the investigation as engaging in misconduct. On January 8, 2014, the independent members of AIG's Board unanimously refused the demand in its entirety, and on February 19, 2014, counsel for AIG's Board sent a letter to counsel for the purported AIG shareholder describing the process by which AIG's Board considered and refused its demand. The Company believes it has adequately reserved for such claims, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.

As of April 30, 2014, the Company believes it is not likely that contingent liabilities arising from these lawsuits will have a material adverse effect on the financial condition of the Company.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Financial statements of VALIC and the Separate Account are included in the SAI. For additional information about the Contracts, you may request a copy of the SAI. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI if you write us at our Home Office, located at 2929 Allen Parkway, Houston, Texas, 77019 or call us at 1-800-448-2542.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549-0506.

           TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


                                                      PAGE
                                                      ----
                     General Information.............  3
                     Federal Tax Matters.............  3
                     Calculation of Surrender Charge.  9
                     Purchase Unit Value.............  9

                                                            PAGE
                                                            ----
                Calculation of MVA Option..................  10
                Payout Payments............................  11
                Distribution of Variable Annuity Contracts.  12
                Experts....................................  13
                Comments on Financial Statements...........  13

                   APPENDIX A -- SELECTED PURCHASE UNIT DATA
--------------------------------------------------------------------------------

No selected purchase unit data is shown because this Contract was not available December 31, 2014.






(C)2015 American International Group, Inc.
All Rights Reserved.

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT A
                       UNITS OF INTEREST UNDER GROUP AND
                INDIVIDUAL FIXED AND VARIABLE ANNUITY CONTRACTS
                          PORTFOLIO DIRECTOR(R) PLUS

                      STATEMENT OF ADDITIONAL INFORMATION

                                    PART B

                                   [ DATE ]

This Statement of Additional Information ("SAI") is not a prospectus but contains information in addition to that set forth in the prospectus for Portfolio Director Plus (referred to collectively as "Portfolio Director" in this SAI) dated [ DATE ] ("Contracts") and should be read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing The Variable Annuity Life Insurance Company (the "Company"), at VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105; 1-800-448-2542. Prospectuses are also available on the internet at www.valic.com.

                               TABLE OF CONTENTS

                                                                 Page
                                                                 ----
          General Information...................................   3
          Federal Tax Matters...................................   3
             Tax Consequences of Purchase Payments..............   3
             Tax Consequences of Distributions..................   4
             Special Tax Consequences -- Early Distribution.....   5
             Special Tax Consequences -- Required Distributions.   6
             Tax Free Rollovers, Transfers and Exchanges........   7
             Effect of Tax-Deferred Accumulations...............   7
          Calculation of Surrender Charge.......................   9
          Purchase Unit Value...................................   9
             Illustration of Calculation of Purchase Unit Value.  10
             Illustration of Purchase of Purchase Units.........  10
          Calculation of MVA Option.............................  10
          Payout Payments.......................................  11
             Assumed Investment Rate............................  11
             Amount of Payout Payments..........................  11
             Payout Unit Value..................................  12
             Illustration of Calculation of Payout Unit Value...  12
             Illustration of Payout Payments....................  12
          Distribution of Variable Annuity Contracts............  12
          Experts...............................................  13
          Comments on Financial Statements......................  13

                              GENERAL INFORMATION

   Flexible payment deferred annuity Contracts are offered in connection with the prospectus to which this SAI relates.

   Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to minimum payment requirements under the Contract.

   The Contracts are non-participating and will not share in any of the profits of the Company.

                              FEDERAL TAX MATTERS

Note: Discussions regarding the tax treatment of any annuity contract or retirement plan and program are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. Such discussions generally are based upon the Company's understanding of current tax rules and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances. We do not guarantee the tax status or treatment of your annuity.

   This section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and after death.

   It is the opinion of VALIC and its tax counsel, confirmed by Internal Revenue Service ("IRS") Revenue Procedure 99-44, that a Qualified Contract described in section 401(a), 403(a), 403(b), 408(b) or 408A of the Internal Revenue Code of 1986, as amended ("Code" or "IRC") does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds.

   It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

   For nonqualified Contracts, not all Variable Account Options are available within your contract. Variable Account Options that are invested in Mutual Funds available to the general public outside of annuity contracts or life insurance contracts generally are not offered under nonqualified Contracts. Investment earnings on contributions to nonqualified Contracts that are owned by non-natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes (except for trusts or other entities as agents for an individual).

TAX CONSEQUENCES OF PURCHASE PAYMENTS

   403(b) Annuities. Purchase Payments made by section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed several competing tax law limitations on contributions. This gross income exclusion applies both to employer contributions and to your voluntary and nonelective salary reduction contributions. The exclusion does not apply to Roth 403(b) contributions, which are made on an after-tax basis; however the contribution limits apply to such contributions. Roth 403(b) contributions will be referred to as elective deferrals, along with voluntary salary reduction contributions.

   For 2015, your elective deferrals are generally limited to $18,000, although additional "catch-up" contributions of up to $6,000 are permitted for individuals who will be age 50 by the end of the 2015 calendar year. Combined employer contributions, nonelective employee contributions and elective deferrals are generally limited to $53,000, or up to 100% of "includible compensation," as defined in the Code for 403(b) plans. In addition, after 1988, employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

   401(a)/(k) and 403(a) Qualified Plans. Purchase Payments made by an employer (or a self-employed individual) under a qualified pension, profit-sharing or annuity plan are excluded from the gross income of the employee. Purchase Payments made by an employee may be made on a pre-tax or an after-tax basis, depending on several factors, including whether the employer is eligible to establish a 401(k) or 414(h) contribution option, and whether the employer, if eligible to establish a 401(k) option, has established a Roth 401(k) option under the Plan.

   457 Plans. A unit of a state or local government may establish a deferred compensation program for individuals who perform services for the government unit if permitted by applicable state (and/or local) laws. In addition, a non-governmental tax-exempt employer may establish a deferred compensation program for individuals who: (i) perform services for the employer, and
(ii) belong to either a select group of management or highly compensated employees and/or are independent contractors.

   This type of program allows eligible individuals to defer the receipt of compensation (and taxes thereon) otherwise presently payable to them. For 2015, if the program is an eligible deferred compensation plan (an "EDCP"), you and your employer may contribute (and defer tax on) the lesser of $18,000 or 100% of your "includible" compensation (compensation from the employer currently includible in taxable income). Additionally, catch-up deferrals are permitted in the final three years before the year you reach normal retirement age under the plan and for governmental plans only, age-based catch-up deferrals up to $6,000 are also permitted for individuals age 50 or older. Generally, however, a participant cannot utilize both the catch-up in the three years before normal retirement age, and the age 50 catch-up, in the same year.

   The employer uses deferred amounts to purchase the Contracts offered by this prospectus. For plans maintained by a unit of a state or local government, the Contract is generally held for the exclusive benefit of plan Participants, (although certain Contracts remained subject to the claims of the employer's general creditors until 1999). For plans of non-governmental tax-exempt employers, the employee has no present rights in the Contract and is entitled to payment only in accordance with the EDCP provisions.

   Unfunded Deferred Compensation Plans. Private for-profit employers may establish unfunded nonqualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of nonprofit employers entered into prior to August 16, 1986, and not subsequently modified, are also subject to the rules discussed below.

   An unfunded deferred compensation plan is a bare contractual promise on the part of the employer to defer current wages to some future time. The Contract is owned by the employer and remains subject to the claims of the employer's general creditors. Private for-profit employers that are not natural persons are currently taxable on any increase in the Purchase Unit value attributable to Purchase Payments made on or after February 28, 1986 to such Contracts. Participants have no present right or vested interest in the Contract and are only entitled to payment in accordance with plan provisions.

TAX CONSEQUENCES OF DISTRIBUTIONS

   403(b) Annuities. Elective deferrals (including salary reduction amounts and Roth 403(b) contributions) accumulated after December 31, 1988, and earnings on such contributions, may not be distributed before one of the following:

      (1) attainment of age 59  1/2;

      (2) severance from employment;

      (3) death;

      (4) disability; or

      (5) qualifying hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

   Similar restrictions will apply to all amounts transferred from a Code section 403(b)(7) custodial account other than certain rollover contributions, except that pre-1989 earnings included in such amounts generally will be eligible for a hardship distribution.

   As a general rule, distributions are taxed as ordinary income to the recipient in accordance with Code section 72. However, three important exceptions to this general rule are:

      (1) distributions of Roth 403(b) contributions;

      (2) qualified distributions of earnings on Roth 403(b) contributions; and

      (3) other after-tax amounts in the Contract.

Distributions of Roth 403(b) contributions are tax-free. "Qualified" distributions of earnings on Roth 403(b) contributions made upon attainment of age 59 1/2, upon death or disability, are tax-free as long as five or more years have passed since the first contribution to the Roth account or any Roth account under the employer's Plan. Distribution of earnings that are non-qualified are taxed in the same manner as pre-tax contributions and earnings under the Plan. Distributions of other after-tax amounts in the Contract are tax-free.

   401(a)/(k) and 403(a) Qualified Plans. Distributions from Contracts purchased under qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions (investment in the Contract). If you or your Beneficiary receive a "lump sum distribution" (legally defined term), the taxable portion may be eligible for special 10-year income averaging treatment. Ten-year income averaging uses tax rates in effect for 1986, allows 20% capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974, and is available if you were 50 or older on January 1, 1986. The distribution restrictions for 401(k) elective deferrals in Qualified Plans are generally the same as described for elective deferrals to 403(b) annuities. The tax consequences of distributions from Qualified Plans are generally the same as described above for 403(b) annuities.

   457 Plans. Amounts received from an EDCP are includible in gross income for the taxable year in which they are paid or, if a non-governmental tax-exempt employer, otherwise made available to the recipient.

   Unfunded Deferred Compensation Plans. Amounts received are includible in gross income for the taxable year in which the amounts are paid or otherwise made available to the recipient.

SPECIAL TAX CONSEQUENCES -- EARLY DISTRIBUTION

   403(b) Annuities, 401(a)/(k) and 403(a) Qualified Plans, 408(b) Traditional IRAs, SEPs and SIMPLE IRAs. The taxable portion of distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

      (1) death;

      (2) disability;

      (3) separation from service after a Participant reaches age 55 (only applies to 403(b), 401(a)/(k), and 403(a) plans);

      (4) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary) for a period that lasts the later of five years or until the Participant attains age 59 1/2; and

      (5) distributions that do not exceed the employee's tax-deductible medical expenses for the taxable year of receipt.

   Separation from service is not required for distributions from a Traditional IRA, SEP or SIMPLE IRA under (4) above. Certain distributions from a SIMPLE IRA within two years after first participating in the Plan may be subject to a 25% penalty, rather than a 10% penalty.

   Currently, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from the 10% penalty tax:

      (1) distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;

      (2) distributions to cover certain costs of higher education: tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild; and

      (3) distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

   457 Plans. Distributions generally may be made under an EDCP prior to severance from employment only upon attainment of age 70 1/2, for unforeseeable emergencies or for amounts under $5,000 for inactive Participants, and are includible in the recipient's gross income in the year paid. Such distributions are not subject to the 10% early withdrawal penalty tax.

SPECIAL TAX CONSEQUENCES -- REQUIRED DISTRIBUTIONS

   403(b) Annuities. Generally, minimum required distributions are required from both pre-tax and Roth amounts accumulated under the Contract and must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period no longer than the period determined under The IRS' Uniform Life Expectancy Table reflecting the joint life expectancy of the Participant and a Beneficiary 10 years younger than the Participant, or if the Participant's spouse is the sole Beneficiary and is more than 10 years younger than the Participant, their joint life expectancy. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

   Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

   (i) must begin to be paid when the Participant attains age 75 or retires, whichever is later; and

  (ii) the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

   The 50% rule will not apply if a Participant's spouse is the joint Annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of section 403(b)(10).

   At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin by December 31st of the year following the year of death and be paid over the single life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must be made over a period that does not exceed the longer of the Participant's or the designated Beneficiary's life expectancy. Exceptions to this rule may apply in the case of a beneficiary who is also the participant's spouse.

   A Participant generally may aggregate his or her 403(b) Contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the plan, Contract, or account otherwise provides. If you purchase the Contract with, or subsequently add, the IncomeLOCK, IncomeLOCK Plus or other enhanced benefit option, the calculation of the required minimum distribution may include the value of the IncomeLOCK, IncomeLOCK Plus or other enhanced benefit and may increase the amount of the required minimum distribution.

   401(a)/(k) and 403(a) Qualified Plans. Minimum distribution requirements for qualified plans are generally the same as described for 403(b) Annuities, except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement.

   457 Plans. Beginning January 1, 1989, the minimum distribution requirements for EDCPs are generally the same as described above for 403(b) Annuities except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement. Distributions must satisfy the irrevocable election requirements applicable to non-governmental tax-exempt employer EDCPs.

   Nonqualified Contracts. Nonqualified Contracts do not require commencement of distributions at any particular time during the Contract Owner's lifetime, and generally do not limit the duration of annuity payments.

   At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as in effect at the time of death. Similar distribution requirements will also apply if the Contract Owner is not a natural person, if the Annuitant dies or is changed. An exception to this rule may apply in the case of a beneficiary who is also the participant's spouse.

TAX-FREE ROLLOVERS, TRANSFERS AND EXCHANGES

   403(b) Annuities. Tax-free transfers between 403(b) annuity Contracts and/or 403(b)(7) custodial accounts and, with the exception of distributions to and from Roth 403(b) accounts, tax-free rollovers to or from 403(b) programs to 408(b) IRAs, other 403(b) programs, 401(a)/403(a) qualified plans and governmental EDCPs are permitted under certain circumstances. Funds in a 403(b) annuity contract may be rolled directly over to a Roth IRA. Distributions from Roth 403(b) accounts may be rolled over or transferred to another Roth 403(b) account or rolled over to a Roth IRA or a Roth 401(k) or eligible Roth 457(b) account. Roth 403(b) accounts may only receive rollover contributions from other Roth accounts.

   401(a)/(k) and 403(a) Qualified Plans. The taxable portion of certain distributions, except for distributions from Roth accounts, may be rolled over tax-free to or from a 408(b) individual retirement account or annuity, another such plan, a 403(b) program, or a governmental EDCP. Funds in a qualified contract may be rolled directly over to a Roth IRA. The rollover/ transfer rules for Qualified plans are generally the same as described for 403(b) Annuities.

   457 Plans. Tax-free transfer of EDCP amounts from tax-exempt employers are permitted only to another EDCP of a like employer. Tax-free rollovers to or from a governmental EDCP to other governmental EDCPs, 403(b) programs, 401(a)/401(k)/403(a) Qualified Plans, 408(b) IRAs are permitted under certain circumstances.

EFFECT OF TAX-DEFERRED ACCUMULATIONS

The chart below compares the results from contributions made to:

..   A Contract issued to a tax-favored retirement program purchased with pre-tax contributions (Purchase Payments);

..   A nonqualified Contract purchased with after-tax contributions (Purchase
    Payments); and

..   Taxable accounts such as savings accounts.

                                                    10 YEARS 20 YEARS 30 YEARS
                                                    -------- -------- --------
 Tax Account....................................... $13,978  $32,762  $58,007
 Non-qualified Contract Tax-Deferred Annuity....... $14,716  $36,499  $68,743
 Tax-Deferred Annuity.............................. $19,621  $48,665  $91,657

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax-deferred account (shown above as "Taxable Account");
(2) contributing $100 to a nonqualified, tax-deferred annuity (shown above as "Nonqualified Contract Tax-Deferred Annuity"); and (3) contributing $100 per month ($133.33 since contributions are made before tax) to an annuity purchased under a tax-deferred retirement program (shown above as "Tax-Deferred Annuity"). The chart assumes a 25% tax rate and a 4% annual rate of return. Variable options incur separate account charges and may also incur account maintenance charges and surrender charges, depending on the contract. The chart does not reflect the deduction of any such charges, and, if reflected, would reduce the amounts shown. Federal withdrawal restrictions and a 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return for any specific investment.

Unlike taxable accounts, contributions made to tax-favored retirement programs and nonqualified Contracts generally provide tax-deferred treatment on earnings. In addition, pre-tax contributions made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program may increase the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax-deferred savings using a 25% federal tax bracket, an annual return (before the deduction of any fees or charges) of 4% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual return of 3% under a taxable program. The 4% return on the tax-deferred program will be reduced by the impact of income taxes upon withdrawal. The return will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees or charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment, regardless of which type of qualifying investment arrangement that is selected. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a taxable account:

                              PAYCHECK COMPARISON

                                                    Tax-Favored Retirement Program Taxable Account
                                                    ------------------------------ ---------------
Annual amount available for savings before federal
  taxes............................................             $2,400                 $2,400
Current federal income tax due on Purchase
  Payments.........................................                  0                 $ (600)
Net retirement plan Purchase Payments..............             $2,400                 $1,800

This chart assumes a 25% federal income tax rate. The $600 that is paid toward current federal income taxes reduces the actual amount saved in the taxable account to $1,800 while the full $2,400 is contributed to the tax-qualified program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,400, the contribution to a tax-qualified retirement program results in a current out-of-pocket expense of $1,800 while the contribution to a taxable account requires the full $2,400 out-of-pocket expense. The tax-qualified retirement program represented in this chart is a plan type, such as one under section 403(b) of the Code, which allows participants to exclude contributions (within limits) from gross income. This chart is an example only and does not reflect the return of any specific investment.

                        CALCULATION OF SURRENDER CHARGE

   There is no surrender charge for a total or partial surrender.

                              PURCHASE UNIT VALUE

       Purchase Unit value is discussed in the prospectus under "Purchase Period." The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

       Gross Investment Rate
    =  (EQUALS)
       The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
    /  (DIVIDED BY)
       The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. Eastern time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

       Net Investment Rate
    =  (EQUALS)
       Gross Investment Rate (calculated in Step 1)
    -  (MINUS)
       Separate Account charges.*

*  The Portfolio Director Contract does not have Separate Account charges.

Step 3: Determine Purchase Unit Value for that day.

       Purchase Unit Value for that day.
    =  (EQUALS)
       Purchase Unit Value for immediate preceding day.
    X  (MULTIPLIED BY)
       Net Investment Rate (as calculated in Step 2) plus 1.00.

       The following illustrations show a calculation of new Purchase Unit value and the purchase of Purchase Units (using hypothetical examples):

              ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE

Example 1.

           1. Purchase Unit value, beginning of period... $ 1.800000
           2. Value of Fund share, beginning of period... $21.200000
           3. Change in value of Fund share.............. $  .500000
           4. Gross investment return (3)/(2)............    .023585
           5. Daily separate account fee.................       None
           6. Net investment return (4) - (5)............    .023585
           7. Net investment factor 1.000000+(6).........   1.023585
           8. Purchase Unit value, end of period (1)X(7). $ 1.842453

  ILLUSTRATION OF PURCHASE OF PURCHASE UNITS (ASSUMING NO STATE PREMIUM TAX)

Example 2.

1. First Periodic Purchase Payment.......................................... $  100.00
2. Purchase Unit value on effective date of purchase (see Example 3)........ $1.800000
3. Number of Purchase Units purchased (1)/(2)...............................    55.556
4. Purchase Unit value for valuation date following purchase (see Example
  3)........................................................................ $1.842453
5. Value of Purchase Units in account for valuation date following purchase
  (3)X(4)................................................................... $  102.36

                           CALCULATION OF MVA OPTION

       The effect of the market value adjustment may be positive or negative. If, for example, on the date of a withdrawal, the index rate described below (plus 0.5%) is higher than that index rate as of the Contract's date of issue, the effect of the market value adjustment will be negative. If, for example, on the date of a withdrawal, the index rate (plus 0.5%) is lower than that index rate as of the Contract's date of issue, the effect of the market value adjustment will be positive.

       The market value adjustment is determined by the formula below, using the following factors:

           . A is the average 10 year Treasury Constant Maturity Series rate computed as an average of the last complete 60 months of such rates or the number of complete months since Contract issue if less, determined as of the time of surrender;

           . B is the 10 year Treasury Constant Maturity Series rate determined as of the time of surrender;

       The full withdrawal or surrender from the Fixed Account Option is equal to the Accumulation Value withdrawn or surrendered from the Fixed Account Option multiplied by the Market Value Adjustment (MVA) Factor, determined as follows:

                   (1 + A)/5/ DIVIDED BY (1 + B + .0025)/5/

Such full withdrawal or surrender is payable within 30 days of the date of withdrawal or surrender. Notwithstanding the applicability of a market value adjustment, the amount calculated upon a full withdrawal or surrender from the Fixed Account Option will always be at least the deposits or transfers into the Fixed Account Option less prior loans, withdrawals and transfers from Fixed Account Option, plus the guaranteed minimum interest rate credited to amounts in Fixed Account Option. Any negative adjustment will be waived to the extent it would decrease the full withdrawal or surrender from the Fixed Account Option below this amount.

                                PAYOUT PAYMENTS

ASSUMED INVESTMENT RATE

       The discussion concerning the amount of Payout Payments which follows this section is based on an Assumed Investment Rate of 3 1/2% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3 1/2% rate described here as follows: 3%, 4 1/2%, 5% or 6% per annum. The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

AMOUNT OF PAYOUT PAYMENTS

       The amount of the first variable Payout Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date Payout Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

       The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 3 1/2%, 4% and 5% per annum (3 1/2% in the group Contract).

       The portion of the first monthly variable Payout Payment derived from a Division of VALIC Separate Account A is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.

       In any subsequent month, the dollar amount of the variable Payout Payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Payout Payment, less an adjustment to neutralize the 3 1/2% or other Assumed Investment Rate referred to above.

       Therefore, the dollar amount of variable Payout Payments after the first year will vary with the amount by which the net investment return is greater or less than 3 1/2% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Payout Payment in the next year will be approximately 1 1/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division. If such net investment return is 1% over a one year period, the first Payout Payment in the next year will be approximately 2 1/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

       Each deferred Contract provides that, when fixed Payout Payments are to be made under one of the first four payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity Contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

PAYOUT UNIT VALUE

       The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

       The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.

               ILLUSTRATION OF CALCULATION OF PAYOUT UNIT VALUE

Example 8.

       1. Payout Unit value, beginning of period............... $ .980000
       2. Net investment factor for Period (see Example 3).....  1.023558
       3. Daily adjustment for 3  1/2% Assumed Investment Rate.   .999906
       4. (2)X(3)..............................................  1.023462
       5. Payout Unit value, end of period (1)X(4)............. $1.002993

                        ILLUSTRATION OF PAYOUT PAYMENTS

Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain

    1. Number of Purchase Units at Payout Date..................  10,000.00
    2. Purchase Unit value (see Example 3)...................... $ 1.800000
    3. Account Value of Contract (1)X(2)........................ $18,000.00
    4. First monthly Payout Payment per $1,000 of Account Value. $     5.63
    5. First monthly Payout Payment (3)X(4)/1,000............... $   101.34
    6. Payout Unit value (see Example 8)........................ $  .980000
    7. Number of Payout Units (5)/(6)...........................    103.408
    8. Assume Payout Unit value for second month equal to....... $  .997000
    9. Second monthly Payout Payment (7)X(8).................... $   103.10
    10. Assume Payout Unit value for third month equal to....... $  .953000
    11. Third monthly Payout Payment (7)X(10)................... $    98.55

                  DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

       The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

       The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the Financial Industry Regulatory Authority ("FINRA").

       AIG Capital Services, Inc. ("AIGCS" or the "Distributor") is the distributor for VALIC Separate Account A. The Distributor, an affiliate of the Company, is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. The Distributor is a Delaware corporation and a member of FINRA.

       VALIC financial advisors who sell the Contracts will be compensated for such sales by commissions ranging up to 2.8% of each first-year Purchase Payment. The financial advisors will receive commissions of up to 0.70% for level Purchase Payments in subsequent years and up to 2.80% on increases in the amount of Purchase Payments in the year of the increase and may also receive asset based compensation. During the first two years of employment, financial advisors may also receive developmental commissions of up to 4% for each first-year

Purchase Payment and for increases in the amount of Purchase Payments. Independent broker-dealers who sell the Contracts will be compensated for such sales by commissions ranging up to 1.60% of each Purchase Payment and may also receive an annual trail (a reduced commission paid after the initial purchase). These various commissions are paid by the Company and do not result in any charge to Contract Owners or to VALIC Separate Account A in addition to the charges described under "Fees and Charges" in the prospectus.

       Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses.

                                    EXPERTS

       To be filed by Amendment.

                       COMMENTS ON FINANCIAL STATEMENTS

       To be filed by Amendment.

(C) 2015 AMERICAN INTERNATIONAL GROUP, INC.
All Rights Reserved.

                              Portfolio Director
                 Fixed and Variable Deferred Annuity Contracts

                           PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

     (i) Audited Financial Statements - The Variable Annuity Life Insurance Company

         To be filed by amendment.

     (ii)Audited Financial Statements - The Variable Annuity Life Insurance Company Separate Account A

         To be filed by amendment.

(b) Exhibits

1(a). Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A. (1)

1(b). Restated Resolutions dated September 1, 2002, adopted by unanimous written consent of Executive Committee of The Variable Annuity Life Insurance Company Board of Directors. (7)

2.     Not Applicable.

3(a). Underwriting Agreement between The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company Separate Account A and AIG Capital Services (formerly, American General Distributors, Inc.) . (2)

4(a) Specimen Group Annuity Contract. (Form UITG-194-TRMC). To be filed by amendment.

4(b). Specimen Unallocated Contract Endorsement (Form RSUS-614). To be filed by amendment

4(c). Specimen Market Value Adjustment Endorsement (Form EWMVA-614). To be filed by amendment.

4(d).  Specimen Death Benefit Endorsement (PDDB-714). To be filed by amendment.

4(e) Specimen Indexed Guaranteed Minimum Interest Rate Endorsement (Form GRP-FAE-810-FL). To be filed by amendment.

4(f) Economic Growth and Tax Relief Reconciliation Act (EGTRRA) (Form EGTRA-302). To be filed by amendment.

5(a). Specimen Application for Portfolio Director Plus Fixed and Variable Annuity for use with all plan types except Individual Retirement Annuities (IRA), Simplified Employee Pension Plan (SEP), and Non-Qualified Deferred Annuities (NQDA). (7)

5(b).  Specimen Group Master Application. (7)

6(a). Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, effective as of April 28, 1989. (1)

6(b). Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990 (1)

6(c). Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through August 3, 2006. (8)

7.     Not Applicable.

8      MATERIAL CONTRACTS

8(a)   (1)  Participation Agreement between The Variable Annuity Life Insurance
            Company and Vanguard Group, Inc. (4)

       (2) Amendment No. 1 to Participation Agreement between The Variable Annuity Life Insurance Company and The Vanguard Group, Inc., effective July 17, 1998. (5)

8(b)   (1)  Form of Participation Agreement between The Variable Annuity Life
            Insurance Company, Ariel Investment Trust and Ariel Distributors,
            Inc. dated November 7, 2000. (6)

       (2) Form of Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. (6)

8(c)   (1)  Form of Participation Agreement among Invesco Distributors, Inc.
            and The Variable Annuity Life Insurance Company dated as of
            November 1, 2011. (9)

       (2) Form of Administrative Services Agreement between Invesco Distributors, Inc., Invesco Investment Services, Inc., The Variable Annuity Life Insurance Company and American General Distributors, Inc. dated as of November 1, 2011. (9)

8(d)   (1)  Participation Agreement among American Beacon Funds, American
            Beacon Advisors, Inc. and The Variable Annuity Life Insurance
            Company dated as of March 23, 2012. (10)

       (2) Administrative Services Agreement among American Beacon Funds, American Beacon Advisors, Inc. and The Variable Annuity Life Insurance Company dated as of March 23, 2012. (10)

8(e)   (1)  Participation Agreement among The Variable Annuity Life Insurance
            Company, T. Rowe Price Investment Services, Inc., T. Rowe Price
            Services, Inc. and T. Rowe Price Associates, Inc. dated as of
            December 1, 2014 (11)

       (2) Services Agreement among The Variable Annuity Life Insurance Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. dated as of December 1, 2014 (11)

9.     Opinion of Counsel and Consent of Depositor. To be filed by amendment.

10(a). Consent of Independent Registered Public Accounting Firm -
       PricewaterhouseCoopers LLP. To be filed by amendment.

10(b). Consent of Independent Accountants - PricewaterhouseCoopers. To be filed by amendment.

11.    Not Applicable.

12.    Not Applicable.

13.    Calculation of standard and nonstandard performance information. (3)

14.    Not Applicable.

15. Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgement of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions. (1)
--------
/(1)/ Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on March 1, 1996, Accession No. 0000950129-96-000265.
/(2)/ Incorporated by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 26, 2000, Accession No. 0000950129-00-001969.
/(3)/ Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 23, 1997, Accession No. 0000950129-97-005374.
/(4)/ Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on June 28, 1996, Accession No. 0000950129-96-001391.
/(5)/ Incorporated by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on September 1, 1998, Accession No. 0000950129-98-003727.

/(6)/ Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on November 3, 2000, Accession No. 0000950129-00-005232.
/(7)/ Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2003, Accession No. 0000899243-03-000987.
/(8)/  Incorporated by reference to Initial Form N-4 (File
       No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on October 11, 2006, Accession
       No. 0001193125-06-206012.
/(9)/ Incorporated by reference to Post-Effective Amendment No. 15 to Form N-4 (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on November 1, 2011, Accession
       No. 0001193125-11-290526.
/(10)/ Incorporated by reference to Post-Effective Amendment No. 16 to Form N-4
       (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 30, 2012, Accession
       No. 0001193125-12-194923.
/(11)/ Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4
       (File No. 333-137942/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on December 23, 2014, Accession
       No. 0001193125-14-452183.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES, POSITIONS AND OFFICES HELD WITH DEPOSITOR

         Robert S. Schimek (3)   Director, Chairman, President
         Thomas J. Diemer        Director, Senior Vice President and
                                 Chief Risk Officer
         John Q. Doyle (3)       Director
         Jeffrey M. Farber (3)   Director
         Mary Jane B. Fortin     Director, Executive Vice President
                                 and Chief Financial Officer, Vice
                                 Chairman
         Deborah A. Gero (1)     Director, Senior Vice President and
                                 Chief Investment Officer
         Jana W. Greer(2)        Director, President Group Retirement
         Michael P. Harwood      Director, Senior Vice President,
                                 Chief Actuary & Corporate
                                 Illustration Actuary
         Kevin T. Hogan (3)      Director and Chief Executive Officer
         Stephen A. Maginn (1)   Director, Senior Vice President and
                                 Chief Distribution Officer
         James A. Mallon         Director
         Glenn R. Harris         Executive Vice President
         Robert J. Scheinerman   Executive Vice President
         Randall W. Epright      Senior Vice President and Chief
                                 Information Officer
         Kyle L. Jennings        Senior Vice President and Chief
                                 Compliance Officer
         Joseph P. McKernan      Senior Vice President
         Christine A. Nixon (1)  Senior Vice President
         Dawn S. Scheirer        Senior Vice President, Capital
                                 Management
         Tim W. Still            Senior Vice President and Chief
                                 Operations Officer
         Yoav Tamir (1)          Senior Vice President, Market Risk
                                 Management
         Jesus C. Zaragoza       Senior Vice President and Deputy
                                 Chief Financial Officer
         Charles Beam            Vice President and Assistant
                                 Controller
         Gloria Beissinger       Vice President and Treasurer
         Marla S. Campagna (4)   Vice President

         Jim A. Coppedge        Vice President, General Counsel and
                                Assistant Secretary
         Julie Cotton Hearne    Vice President and Secretary
         Gavin D. Friedman (1)  Vice President and Litigation Officer
         Manda Ghaferi (1)      Vice President
         Tracey E. Harris       Vice President, Product Filing
         Keith C. Honig (4)     Vice President
         David S. Jorgensen     Vice President and Controller
         Frank Kophamel         Vice President and Appointed Actuary
         Mallary L. Reznik (1)  Vice President and Assistant Secretary
         T. Clay Spires         Vice President and Tax Officer
         Katherine L. Stoner    Vice President and Chief Compliance
                                Officer, Investment Advisor
         Melissa H. Cozart      Privacy Officer
         Jennifer P. Powell     Anti-Money Laundering and Office of
                                Foreign Asset Control Officer
         Rosemary Foster        Assistant Secretary
         Virginia N. Puzon (1)  Assistant Secretary
         Cris Thomas            Assistant Secretary
         Barry A. Hopkins       Assistant Tax Officer
         Laszio Kulin           Assistant Tax Officer

(1) 1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067
(2) 21650 Oxnard Street, Woodland Hills, CA 91367
(3) 175 Water Street, NY, NY 10038
(4) 777 S. Figueroa St. Los Angeles, CA 90017

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The Variable Annuity Life Insurance Company ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC file Number 001-08787, accession number 0000005272-15-000002, filed February 20, 2015. Exhibit 21 is incorporated herein by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

No contracts have been issued as of the date of this filing.

ITEM 28. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Variable Annuity Life Insurance Company

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Other Activity. Registrant's principal underwriter, AIG Capital Services, Inc., also acts as principal underwriter for the following investment companies:

AMERICAN GENERAL LIFE INSURANCE COMPANY

   Variable Separate Account
   Variable Annuity Account One
   Variable Annuity Account Two
   Variable Annuity Account Four
   Variable Annuity Account Five
   Variable Annuity Account Seven
   Variable Annuity Account Nine
   Separate Account A
   Separate Account D
   Separate Account I
   Separate Account II
   Separate Account VA-1
   Separate Account VA-2
   Separate Account VL-R
   Separate Account VUL
   Separate Account VUL-2
   AG Separate Account A

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

   FS Variable Separate Account
   FS Variable Annuity Account One
   FS Variable Annuity Account Two
   FS Variable Annuity Account Five
   Separate Account USL VA-R
   Separate Account USL VL-R
   Separate Account USL A
   Separate Account USL B

(b) The following persons are the officers and directors of AIG Capital Services, Inc., the principal underwriter of the separate account:

           NAME AND PRINCIPAL    POSITION AND OFFICES WITH UNDERWRITER
           BUSINESS ADDRESS*          AIG CAPITAL SERVICES, INC.

         Peter A. Harbeck        Director
         James T. Nichols        Director, President and Chief
         Stephen Maginn(1)       Executive Officer
                                 Director, Senior Vice President
         James A. Nichols        Chief Executive Officer, President
                                 and Director
         Rebecca Snider          Chief Compliance Officer
         Frank Curran            Vice President, Controller, Financial
                                 Operations Principal, Chief Financial
                                 Officer and Treasurer
         Michel E. Treske (2)    Chief Distribution Officer
         Mallary Reznik(1)       Vice President
         John T. Genoy           Vice President
         Christine A. Nixon (1)  Secretary
         Virginia Puzon (1)      Assistant Secretary

* Unless otherwise indicated, the principal business address of AIG Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311.

         (1) 1999 Avenue of the Stars, Los Angeles, CA 90067

         (2) 21650 Oxnard Street, Woodland Hills, CA 91367

     (c) AIG Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "Act") and the Rules promulgated thereunder will be in the physical possession of:

   The Variable Annuity Life Insurance Company
   Attn: Operations Administration
   2929 Allen Parkway
   Houston, Texas 77019

ITEM 31. MANAGEMENT SERVICES

There have been no management-related services provided to the separate account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

a. VALIC hereby commits itself, on behalf of the contract owners, to the following undertakings:

   1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

   2. To include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

   3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

c. Additional Commitments

The Tax Reform Act of 1986 added to the Internal Revenue Code a new section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the prospectus or the Statement of Additional Information for contracts of this Registration Statement. The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Act if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

   (1) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   (2) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   (3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by section 403(b)(11) to the attention of the potential participants;

   (4) Obtain from each plan participant who purchases a section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by section 403(b)(11), and (2) the investment alternatives available under the employer's section 403(b) arrangement, to which the participant may elect to transfer his Account Value.

The Company has complied, and is complying, with the provisions of paragraphs
(1)-(4) above.

The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

   (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

   (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of the contract to Program participants;

   (c) instruct salespeople who solicit Program participants to purchase the contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

   (d) obtain from each Program participant who purchases the contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

The Company has complied, and is complying, with the provisions of paragraphs
(a)-(d) above.

The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

   (a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the contracts issued in connection with the Florida ORP;

   (b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of contracts to eligible employees;

   (c) instruct salespeople who solicit eligible employees to purchase the contracts specifically to bring the restrictions on redemption imposed by the division to the attention of the eligible employees;

   (d) obtain from each participant in the Florida ORP who purchases a contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding: (i) of the restrictions on redemption imposed by the division, and (ii) that other investment alternatives are available under the Florida ORP, to which the participant may elect to transfer his or her Account Values.

The Company has complied, and is complying, with the provisions of paragraphs
(a)-(d) above.

                              POWERS OF ATTORNEY

Each person whose signature appears below hereby appoints MARY JANE B. FORTIN, MALLARY REZNIK AND MANDA GHAFERI and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

As required by The Securities Act of 1933 and The Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 12/th/ day of March, 2015.

                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE
                                                  COMPANY SEPARATE ACCOUNT A
                                                  (Registrant)

                                             BY:  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY
                                                  (On behalf of the Registrant
                                                  and itself)

                                             BY:  //s// MARY JANE B. FORTIN
                                                  ------------------------------
                                                  Mary Jane B. Fortin
                                                  Executive Vice President and
                                                  Chief Financial Officer

As required by The Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                  TITLE                       DATE
---------                  -------------------------------------  ---------------

//S// ROBERT S. SCHIMEK    Director, Chairman and President       March 12, 2015
---------------------------
ROBERT S. SCHIMEK

//S// THOMAS J. DIEMER     Director, Senior Vice President and    March 12, 2015
---------------------------Chief Risk Officer
THOMAS J. DIEMER

//S// JOHN Q. DOYLE        Director                               March 12, 2015
---------------------------
JOHN Q. DOYLE

//S// JEFFREY M. FARBER    Director                               March 12, 2015
---------------------------
JEFFREY M. FARBER

//S// MARY JANE B. FORTIN  Director, Executive Vice President     March 12, 2015
---------------------------and Chief Financial Officer
MARY JANE B. FORTIN

//S// DEBORAH A. GERO      Director, Senior Vice President and    March 12, 2015
---------------------------Chief Investment Officer
DEBORAH A. GERO

//S// JANA W. GREER        Director and President - Individual    March 12, 2015
---------------------------Retirement
JANA W. GREER

//S// MICHAEL P. HARWOOD   Director and Chief Actuary and         March 12, 2015
---------------------------Corporate Illustration Actuary
MICHAEL P. HARWOOD

//S// KEVIN T. HOGAN       Director and Chief Executive Officer   March 12, 2015
---------------------------
KEVIN T. HOGAN

//S// STEPHEN A. MAGINN    Director, Senior Vice President and    March 12, 2015
---------------------------Chief Distribution Officer
STEPHEN A. MAGINN

//S// JAMES A. MALLON      Director and President - Life and      March 12, 2015
---------------------------Accident & Health
JAMES A. MALLON

//S// DAVID S. JORGENSEN   Vice President and Controller          March 12, 2015
---------------------------
DAVID S. JORGENSEN